UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For March 1, 2023 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

SALIENT FEATURES (H1FY23 vs H1FY22*) Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (“Harmony” or “the Company”) INTERIM RESULTS FY23 for the six-month period ended 31 December 2022 (H1FY23) • South Africa total LTIFR# at 5.65, trending below 6.00 for five consecutive quarters • Phase 1 of 30MW renewable solar power to be commissioned before the end of FY23 • 6% increase in gold revenue to R22 750 million (US$1 314 million) from R21 510 million (US$1 431 million) • 33% increase in South African underground operating free cash flow to R1 858 million (US$107 million) driven by higher recovered grades • 5% increase in underground recovered grades to 5.68g/t from 5.39g/t • 8% increase in Mponeng production as a result of improved underground recovered grade and higher tonnes • Optimised operations continue to perform well post the Joel turnaround and the separation of Tshepong North and Tshepong South • 5% decrease in total gold production to 23 037kg (740 655oz) from 24 226kg (778 879oz) mainly due to the closure of Bambanani at the end of FY22 • 12% increase in average gold price received to R963 439/kg (US$1 730/oz) from R860 795/kg (US$1 782/oz) • 11% increase in group all-in sustaining costs (AISC) to R890 735/kg (US$1 600/oz) from R802 260/kg (US$1 660/oz) • Net debt to EBITDA increased to 0.6 times from 0.1 times due to the acquisition of Eva Copper in Northern Queensland, Australia • Net derivative gain of R313 million (US$18 million) compared to a loss of R35 million (US$2 million) • 18% increase in headline earning per share to 293 SA cents per share (17 US cents per share) from 248 SA cents per share (17 US cents per share) • FY23 production, cost and grade guidance remains unchanged EXCELLENT RECOVERED GRADES FROM SOUTH AFRICAN UNDERGROUND OPERATIONS AND HIGHER GOLD PRICES RESULT IN STRONG OPERATING FREE CASH FLOWS Johannesburg, South Africa. Wednesday, 1 March 2023. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report our financial and operational results for the six-month period ended 31 December 2022. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER OVERVIEW Our strategy of allocating growth capital towards high-margin, long-life assets has already started to deliver the desired results. Our copper journey has begun in earnest with the conclusion of the Eva Copper acquisition in the tier 1 mining jurisdiction of Australia. This near-term copper project complements our tier 1 Wafi-Golpu copper-gold project in Papua New Guinea. These assets bolster the Harmony investment case as gold-copper specialists with a growing international footprint. Safety remains our number one priority and takes precedence over everything at Harmony. A proactive culture of safety and care continues to be embedded at all levels through our ongoing Thibakotsi humanistic cultural transformation programme. The result of our dedicated and unwavering safety effort is evident in a group LTIFR of 5.38 per million hours worked in the first half of this financial year. Our LTIFR has remained below 6.00 per million hours worked now for five consecutive quarters. Harmony had a successful return to work with no incidents or disruptions after the December 2022 break. This was our second consecutive loss-of-life free January. Further recognition must be awarded to the entire South African mining industry for recording its first ever loss-of-life free January. Although we have a strategy to grow and diversify Harmony, our core business is still predominantly South African gold. I am therefore pleased that our South African assets have performed well on all key performance indicators despite the many challenges facing the industry. Excellent recovered grades at our South African underground operations in the second quarter of this financial year (Q2FY23) ensured we remain on track to meet our full-year production, cost and grade guidance. The energy shortage has forced us to implement plans to mitigate the effects of load curtailment. Our underground mines have excess capacity allowing for the optimisation of various functions including the compressed air network, ventilation and time-of-use such as weekend hoisting. Harmony has an integrated approach to risk management. We are proactively managing the ongoing energy challenges to ensure our people remain safe at all times and with the least possible impact on production. Our South African underground operations' production was largely flat at 17 179kg (552 316oz) in H1FY23 if we adjust the six-month period ended 31 December 2021 (H1FY22) production for the closure of Bambanani at the end of FY22. All the South African underground operations, including Bambanani, returned R1 858 million (US$107 million) in operating free cash flow, up 33% from R1 395 million (US$93 million) in H1FY22. This is a commendable achievement, especially given the challenging South African operating conditions. We obtained approval to begin construction of the Kareerand tailings storage facility (TSF) at Mine Waste Solutions in December 2022 and construction is now underway. Our surface source operations still delivered a positive R160 million (US$9 million) in operating free cash flow after the major capital deployed to extend this TSF. Internationally, waste stripping at Hidden Valley continues as we expose the higher-grade ore at Big Red and Kaveroi. Mining of these high grades will commence in the second half of this financial year. * H1FY22 – six-month period ended 31 December 2021 # LTIFR – lost-time injury frequency rate

2 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022 Gold revenue for this reporting period increased by 6% to R22 750 million (US$1 314 million) compared to R21 510 million (US$1 431 million) in H1FY22. This increase was mainly as a result of higher underground recovered grades and a 12% increase in the average gold price received to R963 439/kg (US$1 730/oz) from R860 795/kg (US$1 782/oz). The South African underground operations delivered a 5% increase in underground recovered grade of 5.68g/t in H1FY23 from 5.39g/t in H1FY22. Underground recovered grade for the second quarter of FY23 was 6.04g/t. This corresponds with the higher development grades disclosed in our FY22 results. Group production in H1FY23 decreased by 5% to 23 037kg (740 655oz) from 24 226kg (778 879oz) in H1FY22 mainly due to the closure of Bambanani at the end of FY22. Adjusting for this, group production decreased by 2% or 353kg (11 346oz) year on year. Group AISC increased by 11% to R890 735/kg (US$1 600/oz) in H1FY23 from R802 260/kg (US$1 660/oz) in H1FY22. This increase was mainly due to the higher AISC at Target 1, Kusasalethu and Hidden Valley. On a quarterly basis, AISC actually decreased by 4% in Q2FY23 to R873 740/kg (US$1 544/oz) compared to R907 864/kg (US$1 657/oz) in the first quarter of this financial year (Q1FY23). This was mainly driven by the winter electricity tariffs in Q1FY23, improved recovered grades at the South African underground operations and at Mine Waste Solutions. Group operating free cash flows in H1FY23 decreased by 14% to R1 949 million (US$113 million) from R2 272 million (US$151 million) in H1FY22 due to the planned higher capital expenditure. Operating free cash flow was boosted in H1FY23 by good recovered grades and the higher average gold price received. Effective capital allocation is critical as we aim to continue delivering positive total shareholder returns, organic and inorganic growth alongside true sustainability. Group capital expenditure for H1FY23 increased by 15% to R3 630 million (US$210 million) from R3 158 million (US$210 million) in H1FY22 to advance the Zaaiplaats and Kareerand extension projects. Total capital expenditure for FY23 is forecast to be R8 000 million (US$468 million)* compared to the R8 500 million (US$498 million)* guided at the end of FY22 due to the regulatory delay on the Kareerand extension. Group all-in costs for this reporting period increased by 13% to R932 018/kg (US$1 674/oz) from R823 938/kg (US$1 705/oz) in H1FY22. Due to the conclusion of the Eva Copper acquisition on 16 December 2022, net debt increased to R4 710 million (US$277 million) at the end of December 2022 from R757 million (US$47 million) at the end of FY22. The purchase price of US$170 million (R2 996 million) was paid using available debt facilities. Net debt to EBITDA has therefore increased to 0.6 times from 0.1 times in H1FY22, still well within covenant thresholds. Harmony’s dividend policy is to pay a return of 20% of net free cash generated (net free cash is defined as operating free cash flow after capital, interest, tax, corporate and other expenses), to shareholders at the discretion of the board of directors. As Harmony invests in margin expansion, life-of-mine extension and various other growth opportunities, it is prudent to maintain a strong balance sheet and good liquidity. A decision has therefore been taken to not pay an interim dividend for this reporting period. Basic earnings per share increased by 31% to 298 SA cents (17 US cents) compared to 227 SA cents (16 US cents) per share in the previous reporting period. Headline earnings per share increased by 18% to 293 SA cents (17 US cents) per share compared to 248 SA cents (17 US cents) per share in H1FY22. * These amounts were converted using the forecast short-term exchange rate of R17.08. HEALTH AND SAFETY Responsible Stewardship is the first of our four strategic pillars and we are committed to achieving our goal of zero loss-of-life. In addition to safety, the prevention of work-related illness and mental wellbeing, is of critical importance. We continue with our various healthcare initiatives, ensuring a healthy and engaged workforce. It is with deep regret that we report three colleagues lost their lives in mine-related incidents in H1FY23. We pay our respects and send our heartfelt condolences to the families and loved ones of the following colleagues who are no longer with us: Juliao Antonio Macamo (stope team leader, Moab Khotsong), Ernesto Euseblo Macuacua (equipping team leader, Tshepong North) and Bongile Mcuntula (driller, Kusasalethu). For the South African operations, LTIFR improved to 5.65 per million hours worked for H1FY23 compared to 5.99 per million hours worked for H1FY22. The loss of life injury frequency rate improved to 0.07 in H1FY23 compared to 0.14 per million hours worked for H1FY22. Hidden Valley’s LTIFR for the reporting period has increased to 1.03 from 0.00 per million hours worked in H1FY22. Some of the notable safety milestones achieved in H1FY23 included: • fall of ground injury frequency rate in the second quarter improved to 0.78 from 1.17 per million hours worked. This is the best quarterly performance in four years • total South African operations achieved 8 million rail-bound equipment loss-of-life free shifts. ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) AND ENERGY-SAVING INITIATIVES Embedded sustainability has always been integral to how we operate at Harmony. We are therefore proud of the external recognition we continue to receive. Harmony has once again been included in the FTSE4Good Index. For the fifth consecutive year, Harmony has further been included in the Bloomberg Gender-Equality Index. Harmony fosters gender diversity and inclusivity, and treats all our employees fairly without bias or prejudice of any kind. The company also achieved a score of ‘A’ from the CDP for our best practice water management strategy. Harmony has committed to set near-term company-wide emission reductions in line with climate science with the Science Based Target initiative (SBTi). Our near-term and longer-term targets have been validated and approved by SBTi. We have committed to reducing absolute scope 1 and 2 greenhouse gas emissions by 63% by FY36 from a FY21 base year. We are confident of achieving our goal of net zero emissions by 2045. Construction of the first phase of our renewable energy programme to generate 30MW of solar power is currently underway. We anticipate full commissioning of phase 1 by the end of the financial year. Feasibility studies have been completed for the 137MW phase 2 project, with construction expected to commence soon. The first 100MW will be on balance sheet and largely funded using the R1.5 billion (US$88 million)* green loan and is expected to be completed in September 2024. As with phase 1, the remaining 37MW will be delivered by an independent power producer. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

3 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022 Electricity currently represents approximately 18% of group operating costs. In order to reduce the impact of escalating tariffs and drive decarbonisation, we have implemented more than 200 energy-saving initiatives. These initiatives have yielded a cumulative cost-saving of over R1.4 billion since 2016. This translates to a reduction of over 1.5 million tonnes of CO2 equivalent emissions. More information is available in our 2022 ESG and TCFD reports on our website. * This amount was converted using the spot exchange rate of R17.00 at 31 December 2022. OPERATIONAL AND FINANCIAL RESULTS FOR H1FY23 (COMPARED TO H1FY22) Our mines continue contributing positively towards our strategy of safe, profitable ounces and improving margins. To ensure continued positive returns, we directed major capital towards our lower-risk and higher-margin assets and projects. This will ensure a higher return on capital and we are seeing the anticipated results. We have grouped our operations into four business areas, as discussed below. 1. South African underground operations: optimised These operations delivered an improved operating performance in H1FY23 compared to H1FY22. The optimisation programme has resulted in improved profitability and higher operating free cash flow. Production in H1FY23 from these operations was flat year-on-year at 10 548kg (339 125oz) compared to 10 512kg (337 967oz) after adjusting H1FY22 production for the 836kg (26 878oz) contribution from the high-grade Bambanani mine which closed at the end of FY22. Average underground recovered grades at these operations also increased to 4.98g/t in H1FY23 from 4.54g/t in the previous reporting period. AISC for the South African underground optimised operations increased by 8% to R914 454/kg (US$1 642/oz) in H1FY23 from R843 093/kg (US$1 745/oz) in H1FY22. This increase was mainly due to the ongoing project at Target 1 and lower-than-planned underground recovered grades at Kusasalethu. Notably, operating free cash flow margins from Tshepong North and Tshepong South improved to 8% and 18% from -10% and 8% respectively. Joel’s operating free cash flow margin for this reporting period also improved to 12% from -16%. The performance of these mines demonstrates the successful turnaround strategy aimed at improving the margins and operational free cash flow of these assets. The turnaround for Target 1 is still underway with the project expected to be completed before the end of this financial year. There have been some delays, but once the project is complete, we anticipate margins and profitability at Target 1 to improve on the back of higher volumes and lower costs. 2. South African underground operations: high-grade Our high-grade mines, Mponeng and Moab Khotsong, had a good second quarter driven by an increase in tonnes milled and an improvement in underground recovered grades. Production for H1FY23 was largely flat at 6 631kg (213 191oz) compared to 6 613kg (212 612oz) in H1FY22. At Mponeng, underground recovered grades increased by 20% to 8.72g/t in Q2FY23 from 7.29g/t in Q1FY23. This resulted in a 13% increase in gold production at Mponeng in Q2FY23 to 1 839kg (59 125 oz) from 1 634kg (52 534 oz) in Q1FY23. AISC for our high-grade operations increased in line with plan by 7% to R814 011/kg (US$1 462/oz) in H1FY23 from R757 338/kg (US$1 567/oz) in H1FY22. Operating free cash flow from these two mines increased by 7% to R1 043 million (US$60 million) in H1FY23 from R979 million (US$65 million) in H1FY22, mainly due to the improved recovered grades at Mponeng and the higher average gold price received. The Zaaiplaats project at Moab Khotsong is progressing well. Feasibility studies to determine the possibility of deepening Mponeng and conducting pillar extractions at Savuka and Tau-Tona are also underway. We expect to conclude these studies as part of our annual planning cycle in August 2023. 3. South African surface operations H1FY23 production from surface sources decreased by 12% to 3 875kg (124 584oz) from 4 394kg (141 269oz) due to the depletion of the rock dumps and lower recovered grades at Mine Waste Solutions. Production at our surface source operations was also negatively impacted by the cyanide shortage during the second quarter of FY23. This has now been resolved. Quarterly production from our surface sources however, improved by 2% to 1 958kg (62 950oz) in Q2FY23 compared to 1 917kg (61 634oz) in Q1FY23. The improvement in the second quarter was driven predominantly by a 6% improvement in recovered grades to 0.18g/t from 0.17g/t in Q1FY23. South African surface operations' AISC for H1FY23 increased by 25% to R800 410/kg (US$1 437/oz) compared to R639 027/kg (US$1 323/oz) in the previous reporting period. This was mainly due to above inflation increases in prices, specifically reagents. Sequentially, AISC for our surface source operations improved by 8% to R767 259/kg (US$1 356/oz) in Q2FY23 from R835 803/kg (US$1 526/oz) in Q1FY23. This was mainly as a result of the higher recovered grades and lower electricity costs due to the winter tariffs in Q1FY23. The surface source business generated operating free cash of R160 million (US$9 million) in H1FY23 compared to R842 million (US$56 million) in the previous reporting period. The 81% decline in operating free cash was a result of major capital deployed at Mine Waste Solutions for the Kareerand tailings extension. 4. International Hidden Valley Gold production in H1FY23 at Hidden Valley increased by 6% to 1 983kg (63 755oz) against the 1 871kg (60 153oz) in the comparable period. Waste stripping continued throughout the first six months of FY23 as we target higher-grade ore. Recovered grade in H1FY23 improved by 2% to 1.00g/t from 0.98g/t in the comparable reporting period. We expect further upside in recovered grade as we access the high-grade areas at Kaveroi and Big Red. Production trends in crushed material transported by the overland conveyor belt continue to improve since we implemented a dedicated improvement programme after the conveyor belt failure in FY22. The prolonged drought in Papua New Guinea has impacted Papua New Guinea Power Limited's hydroelectric power generation and supply. On-site diesel power generation has therefore been necessary albeit at a higher cost. The commissioning of the Baime “run of river” Hydroelectric facility in Bulolo (±40km from site) is due to be completed in H2FY23. Once completed, this will improve the power generation challenges and reduce the on-site diesel power generation requirements. AISC for H1FY23 increased by 10% to R1 204 686/kg (US$2 162/oz) from R1 093 841/kg (US$2 269/oz) due to the increase in diesel costs and the weakening of the Rand against major currencies. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

4 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Wafi-Golpu Project Progress has been made in recent discussions between Harmony, our joint venture partner Newcrest Mining Limited and the Papua New Guinea Government regarding the potential terms of a Mining Development Contract (which is required for a Special Mining Lease). The parties are working to align on a range of fiscal and non-fiscal matters and active engagement continues towards finalising the detailed terms of the Mining Development Contract. Eva Copper Harmony concluded the Eva Copper transaction on 16 December 2022. The purchase price of US$170 million (R2 996 million) was paid using available debt facilities. Updating of the feasibility studies has commenced and we will provide an update during the course of calendar year 2023. The future contingent payment of up to a maximum of US$60 million will only become payable if the necessary criteria are met. This contingent payment consists of up to US$30 million via a 10% sharing of net incremental revenue above US$3.80/lb Cu and up to US$30 million on a new copper resource discovered and declared within the acquired tenements (calculated using a resource multiple of US$0.03/lb Cu). Refer to note 12 for further detail. Eva Copper introduces near-term copper to Harmony’s production profile. It has the potential to add 10 to 15% in gold and gold equivalents and is anticipated to be placed in the lower half of the C1 cash cost* curve over its 15-year life of mine. * This is a standard metric used in copper mining to denote the basic cash costs of running a mining operation. Cost management Cash operating costs increased by 6% (below the planned increase of 8%) to R17 069 million (US$986 million) from R16 178 million (US$1 077 million) in H1FY22. This lower-than-planned increase is attributable to the closure of Bambanani which reduced costs by R612 million (US$41 million) and a year-on-year decrease in fixed labour costs due to a reduction in the number of employees who left Harmony in H1FY23 either voluntarily or for medical reasons. The following resulted in higher cash operating costs during this reporting period: • consumables increased by 22% or R892 million (US$17 million) mainly due to a 113% increase in diesel costs at Hidden Valley compared to H1FY22 • other distributable costs increased by R255 million (US$12 million), 46% higher than H1FY22. This was due mainly to inflationary increases as well as increased rental costs for industrial equipment • external contractor costs increased by R139 million (US$10 million), a 7% increase compared to H1FY22. This was due to a combination of inflation and increases in the cost of rock transport, security costs, as well as maintenance contractors • electricity and water costs increased by 5% to R3 338 million (US$193 million) in H1FY23 from R3 191 million (US$212 million) in H1FY22 mainly as a result of increased tariffs charged by Eskom Cash operating costs per kilogram increased by 11% to R740 944/kg (US$1 331/oz) from R667 812/kg (US$1 382/oz) in H1FY22. Derivatives and hedging The derivative programme stands at a net positive value of R503 million (US$30 million) as at 31 December 2022, mainly due to contracts locked in at favourable prices and additional exchange contracts being taken out during the current year at advantageous rates. In this reporting period, we recorded a net gain on derivatives of R313 million (US$18 million) compared to a net loss of R35 million (US$2 million) in H1FY22. This gain is a result of the favourable exchange rates compared to locked-in prices as well as additional exchange contracts being entered into at favourable positions. Revenue includes a hedging gain of R309 million (US$18 million) in H1FY23 compared to a gain of R143 million (US$10 million) in H1FY22 relating to the realised effective portion of hedge-accounted gold derivatives. Refer to notes 3 and 8 in the financial statements for details on the derivative programme. FY23 GROUP PRODUCTION, COST AND GRADE GUIDANCE FY23 production guidance for the South African operations remains unchanged at between 1 400 000 ounces to 1 500 000 ounces. FY23 AISC guidance also remains unchanged at less than R900 000/kg. Underground grade guidance remains unchanged at 5.45g/t to 5.60g/t. CHANGES TO THE BOARD Mr Andre Wilkens (non-executive director) and Mr Joaquim Chissano (independent non-executive director) retired as directors effective as of the conclusion of the 2022 annual general meeting on 29 November 2022. We would like to thank them for their contribution and service over the years. LOOKING AHEAD Harmony is transforming into a global gold-copper producer. However, our strategy of delivering safe, profitable ounces and improving margins through operational excellence and value-accretive acquisitions remains unchanged. The strong commodity prices have provided Harmony with good tailwinds as we manage the various exogenous challenges. Execution excellence and sustainable mining practices remain key to creating long-term value for all our stakeholders. Our shift into copper comes at a critical time for the global just energy transition. Higher quality gold reserves, near-term copper, alongside a growing international footprint will continue to de-risk Harmony. Our portfolio of gold and copper is positioned to provide shareholders with countercyclical diversification alongside improved margins. Sustainability is embedded in all we do and our culture encourages leadership excellence. Partnering with our various stakeholders and considering every aspect of E, S and G are part of our decision-making process, ensuring we conduct ethical and transparent mining practices at all times. True sustainability cannot be achieved by simply saying the right things. Creating positive change is about doing the right thing each and every day. This is what we do at Harmony. This is mining with purpose. Peter Steenkamp Chief executive officer

OPERATING RESULTS

		Six months ended 31 December 2022	Six months ended 31 December 2021	% Change	Six months ended 30 June 2022	% change for six months ended June 2022 vs December 2022
Gold produced	kg	**23 037**	24 226	(5)%	22 010	5%
	oz	**740 655**	778 879	(5)%	707 638	5%
Underground grade	g/t	**5.68**	5.39	5%	5.35	6%
Gold price received	R/kg	**963 439**	860 795	12%	932 613	3%
	US$/oz	**1 730**	1 782	(3)%	1 884	(8)%
Cash operating costs	R/kg	**740 944**	667 812	(11)%	737 580	—%
	US$/oz	**1 331**	1 382	4%	1 490	11%
Total costs and capital	R/kg	**898 535**	798 171	(13)%	875 405	(3)%
	US$/oz	**1 614**	1 652	2%	1 768	9%
All-in sustaining costs	R/kg	**890 735**	802 260	(11)%	874 525	(2)%
	US$/oz	**1 600**	1 660	4%	1 767	9%
Production profit	R million	**5 415**	5 043	7%	4 503	20%
	US$ million	**313**	336	(7)%	292	7%
Average exchange rate	R:US$	**17.32**	15.03	15%	15.40	12%

FINANCIAL RESULTS

		Six months ended 31 December 2022 (Reviewed)	Six months ended 31 December 2021 (Reviewed)	% Change
Basic earnings per share	SA cents	**298**	227	31
	US cents	**17**	16	6
Headline earnings	R million	**1 804**	1 509	20
	US$ million	**104**	102	2
Headline earnings per share	SA cents	**293**	248	18
	US cents	**17**	17	—

Please refer to our website for the full results presentation: https://www.harmony.co.za/investors/presentations-briefs/2023/

FORWARD-LOOKING STATEMENTS

This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group's insurance coverage; any further downgrade of South Africa's credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under "Risk Factors" in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein.

The forward-looking financial information has not been reviewed and reported on by the company's auditors.

5 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

6 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022 PAGE 1 Message from the chief executive officer 5 Forward-looking statements 6 Shareholder information 7 Operating results – six monthly (Rand/Metric) 9 Operating results – six monthly (US$/Imperial) 11 Review report from external auditor 12 Condensed consolidated income statement (Rand) 13 Condensed consolidated statement of comprehensive income (Rand) 13 Condensed consolidated statement of changes in equity (Rand) 14 Condensed consolidated balance sheet (Rand) 15 Condensed consolidated cash flow statement (Rand) 16 Notes to the condensed consolidated financial statements 30 Segment report (Rand/Metric) 32 Condensed consolidated income statement (US$) 33 Condensed consolidated statement of comprehensive income (US$) 33 Condensed consolidated statement of changes in equity (US$) 34 Condensed consolidated balance sheet (US$) 35 Condensed consolidated cash flow statement (US$) 36 Segment report (US$/Imperial) 38 Development results – Metric and Imperial 40 Competent person's declaration 40 Directorate and administration PAGE CONTENTS Issued ordinary share capital 31 December 2022 618 071 972 Issued ordinary share capital 30 June 2022 616 525 702 MARKET CAPITALISATION As at 31 December 2022 (ZARm) 36 343 As at 31 December 2022 (US$m) 2 136 As at 30 June 2022 (ZARm) 32 041 As at 30 June 2022 (US$m) 1 956 HARMONY ORDINARY SHARES AND ADR PRICES 12-month high (1 January 2022 – 31 December 2022) for ordinary shares (ZAR) 82.65 12-month low (1 January 2022 – 31 December 2022) for ordinary shares (ZAR) 34.12 12-month high (1 January 2022 – 31 December 2022) for ADRs (US$) 5.36 12-month low (1 January 2022 – 31 December 2022) for ADRs (US$) 2.00 FREE FLOAT 100% American Depositary Receipt (ADR) RATIO 1:1 SHAREHOLDER INFORMATION JSE LIMITED HAR Average daily volume for the year (1 January 2022 – 31 December 2022) 2 619 096 Average daily volume for the previous year (1 January 2021 – 31 December 2021) 2 653 768 NEW YORK STOCK EXCHANGE HMY Average daily volume for the year (1 January 2022 – 31 December 2022) 6 272 602 Average daily volume for the previous year (1 January 2021 – 31 December 2021) 5 749 038 INVESTORS' CALENDAR H1FY23 results presentation 1 March 2023

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC)

			SOUTH AFRICA										
			UNDERGROUND PRODUCTION										
		Six months ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani*	TOTAL UNDER-GROUND
Ore milled	t'000	**Dec 22**	**472**	**435**	**409**	**269**	**451**	**230**	**195**	**331**	**235**	**—**	**3 027**
		Dec 21	489	429	526	309	447	223	244	313	252	100	3 332
Yield	g/tonne	**Dec 22**	**6.69**	**7.98**	**4.36**	**6.63**	**5.18**	**4.53**	**3.51**	**5.50**	**4.65**	**—**	**5.68**
		Dec 21	6.94	7.50	3.88	5.34	4.11	3.26	4.29	7.31	3.67	8.36	5.39
Gold produced	kg	**Dec 22**	**3 158**	**3 473**	**1 784**	**1 784**	**2 338**	**1 043**	**684**	**1 822**	**1 093**	**—**	**17 179**
		Dec 21	3 396	3 217	2 040	1 649	1 836	728	1 046	2 287	926	836	17 961
Gold sold	kg	**Dec 22**	**3 304**	**3 550**	**1 814**	**1 805**	**2 393**	**1 057**	**682**	**1 864**	**1 109**	**19**	**17 597**
		Dec 21	3 483	3 271	2 066	1 670	1 920	737	1 046	2 384	938	847	18 362
Gold price received	R/kg	**Dec 22**	**975 178**	**971 039**	**974 153**	**974 198**	**973 570**	**975 102**	**977 487**	**975 375**	**974 946**	**962 579**	**973 996**
		Dec 21	867 889	905 365	868 568	867 710	857 205	866 182	878 824	863 435	869 497	861 896	873 290
Gold revenue[1]	R'000	**Dec 22**	**3 221 987**	**3 447 190**	**1 767 113**	**1 758 427**	**2 329 754**	**1 030 683**	**666 646**	**1 818 099**	**1 081 215**	**18 289**	**17 139 403**
		Dec 21	3 022 856	2 961 450	1 794 462	1 449 075	1 645 833	638 376	919 250	2 058 429	815 588	730 026	16 035 345
Cash operating cost (net of by-product credits)	R'000	**Dec 22**	**2 272 948**	**2 428 576**	**1 343 415**	**1 196 530**	**1 455 718**	**782 749**	**1 007 004**	**1 704 650**	**847 116**	**—**	**13 038 706**
		Dec 21	2 057 663	2 268 906	1 469 420	1 095 583	1 231 432	648 649	887 962	1 566 284	749 031	612 325	12 587 255
Inventory movement	R'000	**Dec 22**	**55 045**	**42 732**	**26 689**	**20 820**	**58 708**	**11 705**	**(4 761)**	**45 448**	**10 008**	**15 728**	**282 122**
		Dec 21	35 764	68 987	18 956	15 322	48 757	6 737	3 055	47 610	7 270	11 424	263 882
Operating costs	R'000	**Dec 22**	**2 327 993**	**2 471 308**	**1 370 104**	**1 217 350**	**1 514 426**	**794 454**	**1 002 243**	**1 750 098**	**857 124**	**15 728**	**13 320 828**
		Dec 21	2 093 427	2 337 893	1 488 376	1 110 905	1 280 189	655 386	891 017	1 613 894	756 301	623 749	12 851 137
Production profit	R'000	**Dec 22**	**893 994**	**975 882**	**397 009**	**541 077**	**815 328**	**236 229**	**(335 597)**	**68 001**	**224 091**	**2 561**	**3 818 575**
		Dec 21	929 429	623 557	306 086	338 170	365 644	(17 010)	28 233	444 535	59 287	106 277	3 184 208
Capital expenditure	R'000	**Dec 22**	**543 919**	**380 429**	**275 617**	**239 386**	**349 503**	**119 778**	**203 698**	**110 002**	**20 392**	**—**	**2 242 724**
		Dec 21	378 160	300 144	499 073	230 955	212 033	92 028	189 048	103 155	23 247	25 444	2 053 287
Cash operating costs	R/kg	**Dec 22**	**719 743**	**699 273**	**753 035**	**670 701**	**622 634**	**750 478**	**1 472 228**	**935 593**	**775 038**	**—**	**758 991**
		Dec 21	605 908	705 286	720 304	664 392	670 715	891 001	848 912	684 864	808 889	732 446	700 810
Cash operating costs	R/tonne	**Dec 22**	**4 816**	**5 583**	**3 285**	**4 448**	**3 228**	**3 403**	**5 164**	**5 150**	**3 605**	**—**	**4 307**
		Dec 21	4 208	5 289	2 794	3 546	2 755	2 909	3 639	5 004	2 972	6 123	3 778
Cash operating cost and Capital	R/kg	**Dec 22**	**891 978**	**808 812**	**907 529**	**804 886**	**772 122**	**865 318**	**1 770 032**	**995 967**	**793 694**	**—**	**889 541**
		Dec 21	717 262	798 586	964 948	804 450	786 201	1 017 413	1 029 646	729 969	833 994	762 882	815 130
All-in sustaining cost	R/kg	**Dec 22**	**802 651**	**824 584**	**921 910**	**809 502**	**734 594**	**862 636**	**1 741 456**	**1 024 391**	**833 303**	**827 789**	**876 252**
		Dec 21	692 603	826 269	923 465	813 164	757 504	1 025 616	1 023 672	739 791	873 937	785 347	812 035
Operating free cash flow margin[2]	%	**Dec 22**	**13%**	**19%**	**8%**	**18%**	**23%**	**12%**	**(82)%**	**—%**	**20%**	**100%**	**11%**
		Dec 21	19%	13%	(10)%	8%	12%	(16)%	(17)%	19%	5%	13%	9%

**The Bambanani operation closed in June 2022.*

7 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Six months ended	Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled	t'000	**Dec 22**	**12 052**	**3 162**	**2 021**	**1 952**	**2 193**	**670**	**22 050**	**25 077**	**1 992**	**27 069**
		Dec 21	11 996	3 113	2 038	1 349	3 156	740	22 392	25 724	1 914	27 638
Yield	g/tonne	**Dec 22**	**0.117**	**0.124**	**0.140**	**0.150**	**0.413**	**0.88**	**0.18**	**0.84**	**1.00**	**0.85**
		Dec 21	0.133	0.122	0.135	0.164	0.415	0.84	0.20	0.87	0.98	0.88
Gold produced	kg	**Dec 22**	**1 411**	**391**	**283**	**293**	**905**	**592**	**3 875**	**21 054**	**1 983**	**23 037**
		Dec 21	1 591	379	275	221	1 310	618	4 394	22 355	1 871	24 226
Gold sold	kg	**Dec 22**	**1 403**	**396**	**275**	**299**	**894**	**583**	**3 850**	**21 447**	**1 971**	**23 418**
		Dec 21	1 583	376	270	235	1 333	625	4 422	22 784	1 890	24 674
Gold price received	R/kg	**Dec 22**	**790 018**	**961 288**	**974 098**	**970 351**	**972 395**	**974 499**	**905 073**	**961 623**	**983 193**	**963 439**
		Dec 21	738 023	866 500	870 096	902 213	873 254	865 003	824 449	863 811	824 444	860 795
Gold revenue[1]	R'000	**Dec 22**	**1 296 779**	**380 670**	**267 877**	**290 135**	**869 321**	**568 133**	**3 672 915**	**20 812 318**	**1 937 874**	**22 750 192**
		Dec 21	1 439 389	325 804	234 926	212 020	1 164 048	540 627	3 916 814	19 952 159	1 558 199	21 510 358
Cash operating cost (net of by-product credits)	R'000	**Dec 22**	**924 378**	**253 231**	**163 305**	**154 592**	**899 188**	**438 608**	**2 833 302**	**15 872 008**	**1 197 119**	**17 069 127**
		Dec 21	812 838	218 785	144 091	134 449	866 968	468 379	2 645 510	15 232 765	945 646	16 178 411
Inventory movement	R'000	**Dec 22**	**(11 097)**	**1 639**	**(5 333)**	**2 871**	**(2 535)**	**(9 793)**	**(24 248)**	**257 874**	**8 020**	**265 894**
		Dec 21	(6 107)	(2 936)	(2 426)	10 766	6 656	518	6 471	270 353	18 200	288 553
Operating costs	R'000	**Dec 22**	**913 281**	**254 870**	**157 972**	**157 463**	**896 653**	**428 815**	**2 809 054**	**16 129 882**	**1 205 139**	**17 335 021**
		Dec 21	806 731	215 849	141 665	145 215	873 624	468 897	2 651 981	15 503 118	963 846	16 466 964
Production profit	R'000	**Dec 22**	**383 498**	**125 800**	**109 905**	**132 672**	**(27 332)**	**139 318**	**863 861**	**4 682 436**	**732 735**	**5 415 171**
		Dec 21	632 658	109 955	93 261	66 805	290 424	71 730	1 264 833	4 449 041	594 353	5 043 394
Capital expenditure	R'000	**Dec 22**	**327 677**	**27 468**	**2 703**	**7 394**	**(975)**	**127 976**	**492 243**	**2 734 967**	**895 452**	**3 630 419**
		Dec 21	65 599	1 099	6 113	13 341	109	71 192	157 453	2 210 740	947 332	3 158 072
Cash operating costs	R/kg	**Dec 22**	**655 123**	**647 650**	**577 049**	**527 618**	**993 578**	**740 892**	**731 175**	**753 871**	**603 691**	**740 944**
		Dec 21	510 898	577 269	523 967	608 367	661 808	757 895	602 073	681 403	505 423	667 812
Cash operating costs	R/tonne	**Dec 22**	**77**	**80**	**81**	**79**	**410**	**655**	**128**	**633**	**601**	**631**
		Dec 21	68	70	71	100	275	633	118	592	494	585
Cash operating cost and Capital	R/kg	**Dec 22**	**887 353**	**717 900**	**586 601**	**552 853**	**992 501**	**957 068**	**858 205**	**883 774**	**1 055 255**	**898 535**
		Dec 21	552 129	580 169	546 196	668 733	661 891	873 092	637 907	780 295	1 011 747	798 171
All-in sustaining cost	R/kg	**Dec 22**	**716 154**	**714 171**	**589 934**	**551 361**	**1 001 877**	**979 818**	**800 410**	**861 882**	**1 204 686**	**890 735**
		Dec 21	553 356	578 084	551 362	675 534	654 600	883 614	639 027	778 066	1 093 841	802 260
Operating free cash flow margin[2]	%	**Dec 22**	**(13)%**	**26%**	**38%**	**44%**	**(3)%**	**1%**	**5%**	**10%**	**(4)%**	**9%**
		Dec 21	25%	33%	36%	30%	26%	—%	23%	11%	2%	11%

[1]Includes a non-cash consideration to Franco-Nevada (Dec 22:R188.384m, Dec 21:R271.099m) under Mine Waste Solutions, excluded from the gold price calculation.
[2]Excludes run of mine costs for Kalgold (Dec 22:R1.407m, Dec 21:-R1.165m) and Hidden Valley (Dec 22:R85.749m, Dec 21:R369.980m).

8 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

			SOUTH AFRICA										
			UNDERGROUND PRODUCTION										
		Six months ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani*	TOTAL UNDER-GROUND
Ore milled	t'000	**Dec 22**	**521**	**480**	**451**	**296**	**497**	**254**	**215**	**365**	**259**	**—**	**3 338**
		Dec 21	540	473	581	340	492	246	269	345	278	110	3 674
Yield	oz/ton	**Dec 22**	**0.195**	**0.233**	**0.127**	**0.194**	**0.151**	**0.132**	**0.102**	**0.160**	**0.136**	**—**	**0.165**
		Dec 21	0.202	0.219	0.113	0.156	0.120	0.095	0.125	0.213	0.107	0.244	0.157
Gold produced	oz	**Dec 22**	**101 532**	**111 659**	**57 357**	**57 357**	**75 168**	**33 533**	**21 991**	**58 579**	**35 140**	**—**	**552 316**
		Dec 21	109 184	103 428	65 588	53 016	59 028	23 405	33 630	73 529	29 771	26 878	577 457
Gold sold	oz	**Dec 22**	**106 226**	**114 135**	**58 321**	**58 032**	**76 937**	**33 984**	**21 927**	**59 929**	**35 655**	**611**	**565 757**
		Dec 21	111 981	105 165	66 424	53 691	61 729	23 695	33 630	76 648	30 157	27 232	590 352
Gold price received	$/oz	**Dec 22**	**1 751**	**1 744**	**1 749**	**1 750**	**1 748**	**1 751**	**1 755**	**1 752**	**1 751**	**1 728**	**1 749**
		Dec 21	1 796	1 874	1 798	1 796	1 774	1 793	1 819	1 787	1 800	1 784	1 807
Gold revenue[1]	$'000	**Dec 22**	**186 033**	**199 036**	**102 031**	**101 529**	**134 517**	**59 510**	**38 491**	**104 975**	**62 428**	**1 056**	**989 606**
		Dec 21	201 142	197 056	119 404	96 422	109 514	42 478	61 167	136 969	54 270	48 576	1 066 998
Cash operating cost (net of by-product credits)	$'000	**Dec 22**	**131 237**	**140 223**	**77 567**	**69 086**	**84 052**	**45 195**	**58 143**	**98 424**	**48 911**	**—**	**752 838**
		Dec 21	136 918	150 974	97 777	72 900	81 940	43 162	59 085	104 221	49 841	40 745	837 563
Inventory movement	$'000	**Dec 22**	**3 178**	**2 467**	**1 541**	**1 202**	**3 390**	**676**	**(275)**	**2 624**	**578**	**908**	**16 289**
		Dec 21	2 380	4 590	1 261	1 020	3 244	448	203	3 168	484	760	17 558
Operating costs	$'000	**Dec 22**	**134 415**	**142 690**	**79 108**	**70 288**	**87 442**	**45 871**	**57 868**	**101 048**	**49 489**	**908**	**769 127**
		Dec 21	139 298	155 564	99 038	73 920	85 184	43 610	59 288	107 389	50 325	41 505	855 121
Production profit	$'000	**Dec 22**	**51 618**	**56 346**	**22 923**	**31 241**	**47 075**	**13 639**	**(19 377)**	**3 927**	**12 939**	**148**	**220 479**
		Dec 21	61 844	41 492	20 366	22 502	24 330	(1 132)	1 879	29 580	3 945	7 071	211 877
Capital expenditure	$'000	**Dec 22**	**31 405**	**21 967**	**15 914**	**13 822**	**20 179**	**6 915**	**11 761**	**6 351**	**1 178**	**—**	**129 492**
		Dec 21	25 163	19 972	33 209	15 368	14 110	6 123	12 579	6 863	1 546	1 692	136 625
Cash operating costs	$/oz	**Dec 22**	**1 293**	**1 256**	**1 352**	**1 204**	**1 118**	**1 348**	**2 644**	**1 680**	**1 392**	**—**	**1 363**
		Dec 21	1 254	1 460	1 491	1 375	1 388	1 844	1 757	1 417	1 674	1 516	1 450
Cash operating costs	$/t	**Dec 22**	**252**	**292**	**172**	**233**	**169**	**178**	**270**	**270**	**189**	**—**	**226**
		Dec 21	254	319	168	214	167	175	220	302	179	370	228
Cash operating cost and Capital	$/oz	**Dec 22**	**1 602**	**1 453**	**1 630**	**1 445**	**1 387**	**1 554**	**3 179**	**1 789**	**1 425**	**—**	**1 598**
		Dec 21	1 484	1 653	1 997	1 665	1 627	2 106	2 131	1 511	1 726	1 579	1 687
All-in sustaining cost	$/oz	**Dec 22**	**1 441**	**1 481**	**1 656**	**1 454**	**1 319**	**1 549**	**3 127**	**1 840**	**1 497**	**1 486**	**1 574**
		Dec 21	1 433	1 710	1 911	1 683	1 568	2 123	2 119	1 531	1 809	1 625	1 681
Operating free cash flow margin[2]	%	**Dec 22**	**13%**	**19%**	**8%**	**18%**	**23%**	**12%**	**(82)%**	**—%**	**20%**	**100%**	**11%**
		Dec 21	19%	13%	(10)%	8%	12%	(16)%	(17)%	19%	5%	13%	9%

The Bambanani operation closed in June 2022.

9 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Six months ended	Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled	t'000	Dec 22	**13 290**	**3 487**	**2 228**	**2 152**	**2 418**	**739**	**24 314**	**27 652**	**2 196**	**29 848**
		Dec 21	13 228	3 432	2 247	1 488	3 480	816	24 691	28 365	2 111	30 476
Yield	oz/ton	Dec 22	**0.003**	**0.004**	**0.004**	**0.004**	**0.012**	**0.026**	**0.005**	**0.024**	**0.029**	**0.025**
		Dec 21	0.004	0.004	0.004	0.005	0.012	0.024	0.006	0.025	0.028	0.026
Gold produced	oz	Dec 22	**45 364**	**12 571**	**9 099**	**9 420**	**29 096**	**19 034**	**124 584**	**676 900**	**63 755**	**740 655**
		Dec 21	51 152	12 185	8 841	7 105	42 117	19 869	141 269	718 726	60 153	778 879
Gold sold	oz	Dec 22	**45 108**	**12 731**	**8 842**	**9 613**	**28 743**	**18 744**	**123 781**	**689 538**	**63 369**	**752 907**
		Dec 21	50 895	12 088	8 681	7 556	42 856	20 095	142 171	732 523	60 765	793 288
Gold price received	$/oz	Dec 22	**1 419**	**1 726**	**1 749**	**1 743**	**1 746**	**1 750**	**1 625**	**1 727**	**1 766**	**1 730**
		Dec 21	1 527	1 793	1 801	1 867	1 807	1 790	1 706	1 788	1 706	1 782
Gold revenue[1]	$'000	Dec 22	**74 874**	**21 979**	**15 467**	**16 752**	**50 193**	**32 803**	**212 068**	**1 201 674**	**111 890**	**1 313 564**
		Dec 21	95 778	21 679	15 632	14 108	77 456	35 974	260 627	1 327 625	103 683	1 431 308
Cash operating cost (net of by-product credits)	$'000	Dec 22	**53 373**	**14 621**	**9 429**	**8 926**	**51 918**	**25 324**	**163 591**	**916 429**	**69 119**	**985 548**
		Dec 21	54 087	14 558	9 588	8 946	57 689	31 166	176 034	1 013 597	62 924	1 076 521
Inventory movement	$'000	Dec 22	**(641)**	**95**	**(308)**	**166**	**(146)**	**(565)**	**(1 399)**	**14 890**	**463**	**15 353**
		Dec 21	(406)	(195)	(161)	716	443	34	431	17 989	1 211	19 200
Operating costs	$'000	Dec 22	**52 732**	**14 716**	**9 121**	**9 092**	**51 772**	**24 759**	**162 192**	**931 319**	**69 582**	**1 000 901**
		Dec 21	53 681	14 363	9 427	9 662	58 132	31 200	176 465	1 031 586	64 135	1 095 721
Production profit	$'000	Dec 22	**22 142**	**7 263**	**6 346**	**7 660**	**(1 579)**	**8 044**	**49 876**	**270 355**	**42 308**	**312 663**
		Dec 21	42 097	7 316	6 205	4 446	19 324	4 774	84 162	296 039	39 548	335 587
Capital expenditure	$'000	Dec 22	**18 920**	**1 586**	**156**	**427**	**(56)**	**7 388**	**28 421**	**157 913**	**51 703**	**209 616**
		Dec 21	4 365	73	406	888	7	4 738	10 477	147 102	63 036	210 138
Cash operating costs	$/oz	Dec 22	**1 177**	**1 163**	**1 036**	**948**	**1 784**	**1 330**	**1 313**	**1 354**	**1 084**	**1 331**
		Dec 21	1 057	1 195	1 084	1 259	1 370	1 569	1 246	1 410	1 046	1 382
Cash operating costs	$/t	Dec 22	**4**	**4**	**4**	**4**	**21**	**34**	**7**	**33**	**31**	**33**
		Dec 21	4	4	4	6	17	38	7	36	30	35
Cash operating cost and Capital	$/oz	Dec 22	**1 594**	**1 289**	**1 053**	**993**	**1 782**	**1 719**	**1 541**	**1 587**	**1 895**	**1 614**
		Dec 21	1 143	1 201	1 130	1 384	1 370	1 807	1 320	1 615	2 094	1 652
All-in sustaining cost	$/oz	Dec 22	**1 286**	**1 283**	**1 059**	**990**	**1 799**	**1 760**	**1 437**	**1 548**	**2 162**	**1 600**
		Dec 21	1 145	1 196	1 141	1 398	1 355	1 829	1 323	1 610	2 269	1 660
Operating free cash flow margin[2]	%	Dec 22	**(13)%**	**26%**	**38%**	**44%**	**(3)%**	**1%**	**5%**	**10%**	**(4)%**	**9%**
		Dec 21	25%	33%	36%	30%	26%	—%	23%	11%	2%	11%

[1]Includes a non-cash consideration to Franco-Nevada (Dec 22:US$10.877m, Dec 21:US$18.039m), under Mine Waste Solutions excluded from the gold price calculation.
[2]Excludes run of mine costs for Kalgold (Dec 22:US$0.081m, Dec 21:-US$0.078m) and Hidden Valley (Dec 22:US$4.951m, Dec 21:US$24.619m).

10 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 202211 PricewaterhouseCoopers Inc., 4 Lisbon Lane, Waterfall City, Jukskei View, 2090 Private Bag X36, Sunninghill, 2157, South Africa T: +27 (0) 11 797 4000, F: +27 (0) 11 209 5800, www.pwc.co.za Chief Executive Officer: L S Machaba The Company's principal place of business is at 4 Lisbon Lane, Waterfall City, Jukskei View, where a list of directors' names is available for inspection. Reg. no. 1998/012055/21, VAT reg.no. 4950174682. INDEPENDENT AUDITOR’S REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS To the Shareholders of Harmony Gold Mining Company Limited We have reviewed the condensed consolidated interim financial statements of Harmony Gold Mining Company Limited, set out on pages 12 to 31 in the accompanying interim report, which comprise the condensed consolidated balance sheet as at 31 December 2022 and the related condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated cash flow statement for the six- months then ended, and selected explanatory notes. Directors’ Responsibility for the Interim Financial Statements The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements. A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Harmony Gold Mining Company Limited for the six months ended 31 December 2022 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. PricewaterhouseCoopers Inc. Director: Sizwe Masondo Registered Auditor Johannesburg 1 March 2023 The examination of controls over the maintenance and integrity of the Group’s website is beyond the scope of the review of the financial statements. Accordingly, we accept no responsibility for any changes that may have occurred to the condensed consolidated interim financial statements since they were initially presented on the website.

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2022 (Reviewed)	31 December 2021 (Reviewed)	30 June 2022 (Audited)
Revenue	3	**23 259**	21 951	42 645
Cost of sales	4	**(20 246)**	(19 252)	(41 927)
Production costs		**(17 844)**	(16 907)	(33 099)
Amortisation and depreciation		**(1 749)**	(1 810)	(3 683)
Impairment of assets		**—**	(144)	(4 433)
Other items		**(653)**	(391)	(712)
Gross profit		**3 013**	2 699	718
Corporate, administration and other expenditure		**(579)**	(530)	(984)
Exploration expenditure		**(158)**	(101)	(214)
Gains/(losses) on derivatives	8	**313**	(35)	53
Foreign exchange translation gain/(loss)		**30**	(298)	(327)
Other operating income/(expenses)		**42**	(65)	(1)
Operating profit/(loss)		**2 661**	1 670	(755)
Acquisition-related costs	12	**(214)**	—	—
Share of profits from associates		**20**	36	63
Investment income		**307**	263	352
Finance costs		**(413)**	(331)	(718)
Profit/(loss) before taxation		**2 361**	1 638	(1 058)
Taxation	5	**(500)**	(234)	46
Current taxation		**(238)**	(170)	(307)
Deferred taxation		**(262)**	(64)	353
Net profit/(loss) for the period		**1 861**	1 404	(1 012)
Attributable to:				
Non-controlling interest		**22**	17	40
Owners of the parent		**1 839**	1 387	(1 052)
Earnings per ordinary share (cents)	6			
Basic earnings/(loss)		**298**	227	(172)
Diluted earnings/(loss)		**297**	225	(172)

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the six months ended 31 December 2022 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 1 March 2023. These condensed consolidated financial statements have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated.

12 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

Figures in million	Notes	Six months ended 31 December 2022 (Reviewed)	Six months ended 31 December 2021 (Reviewed)	Year ended 30 June 2022 (Audited)
Net profit/(loss) for the period		**1 861**	1 404	(1 012)
Other comprehensive income for the period, net of income tax		**(101)**	20	202
Items that may be reclassified subsequently to profit or loss:		**(121)**	(17)	171
Foreign exchange translation gains		**235**	702	742
Remeasurement of gold hedging contracts	8	**(356)**	(719)	(571)
Items that will not be reclassified to profit or loss		**20**	37	31
Total comprehensive income for the period		**1 760**	1 424	(810)
Attributable to:				
Non-controlling interest		**22**	17	40
Owners of the parent		**1 738**	1 407	(850)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (REVIEWED)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2022	**32 934**	**(9 639)**	**6 744**	**78**	**30 117**
Share-based payments	**—**	**—**	**59**	**—**	**59**
Net profit for the period	**—**	**1 839**	**—**	**22**	**1 861**
Other comprehensive income for the period	**—**	**—**	**(101)**	**—**	**(101)**
Dividends paid[1]	**—**	**(135)**	**—**	**(10)**	**(145)**
Balance – 31 December 2022	**32 934**	**(7 935)**	**6 702**	**90**	**31 791**
Balance – 1 July 2021	32 934	(8 173)	6 399	54	31 214
Share-based payments	—	—	88	—	88
Net profit for the period	—	1 387	—	17	1 404
Other comprehensive income for the period	—	—	20	—	20
Dividends paid	—	(166)	—	(7)	(173)
Balance – 31 December 2021	32 934	(6 952)	6 507	64	32 553

[1] *On 17 October 2022, Harmony paid an ordinary dividend of 22 cents per share.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

13 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

Figures in million	Notes	At 31 December 2022 (Reviewed)	30 June 2022 (Audited)	31 December 2021 (Reviewed)
ASSETS				
Non-current assets				
Property, plant and equipment	7	**38 928**	32 872	35 760
Intangible assets		**40**	48	349
Restricted cash and investments		**5 935**	5 555	5 435
Investments in associates		**101**	125	127
Deferred tax assets	5	**178**	203	306
Other non-current assets		**342**	374	318
Derivative financial assets	8	**184**	137	20
Total non-current assets		**45 708**	39 314	42 315
Current assets				
Inventories		**2 744**	2 818	2 230
Restricted cash and investments		**34**	27	50
Trade and other receivables	9	**2 332**	1 682	1 884
Derivative financial assets	8	**332**	519	616
Cash and cash equivalents		**2 195**	2 448	2 940
Total current assets		**7 637**	7 494	7 720
Total assets		**53 345**	46 808	50 035
EQUITY AND LIABILITIES				
Share capital and reserves				
Attributable to equity holders of the parent company		**31 701**	30 039	32 489
Share capital		**32 934**	32 934	32 934
Other reserves		**6 702**	6 744	6 507
Accumulated loss		**(7 935)**	(9 639)	(6 952)
Non-controlling interest		**90**	78	64
Total equity		**31 791**	30 117	32 553
Non-current liabilities				
Deferred tax liabilities	5	**2 365**	1 586	2 095
Provision for environmental rehabilitation		**5 302**	5 013	4 973
Other provisions		**861**	932	863
Borrowings	10	**6 905**	3 180	3 178
Contingent consideration liabilities	12	**570**	356	428
Other non-current liabilities		**291**	268	262
Derivative financial liabilities	8	**—**	3	4
Streaming contract liability	11	**224**	378	515
Total non-current liabilities		**16 518**	11 716	12 318
Current liabilities				
Other provisions		**139**	139	175
Borrowings	10	**—**	25	374
Trade and other payables		**4 587**	4 494	4 197
Derivative financial liabilities	8	**13**	8	76
Streaming contract liability	11	**297**	309	342
Total current liabilities		**5 036**	4 975	5 164
Total equity and liabilities		**53 345**	46 808	50 035

The accompanying notes are an integral part of these condensed consolidated financial statements.

14 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2022 (Reviewed)	31 December 2021 (Reviewed)	30 June 2022 (Audited)
CASH FLOW FROM OPERATING ACTIVITIES				
Cash generated by operations	13	**3 262**	3 793	7 378
Dividends received		**50**	46	74
Interest received		**58**	80	87
Interest paid		**(178)**	(87)	(319)
Income and mining taxes paid		**(127)**	(151)	(296)
Cash generated from operating activities		**3 065**	3 681	6 924
CASH FLOW FROM INVESTING ACTIVITIES				
Increase in restricted cash and investments		**(122)**	(10)	(128)
Amounts refunded from restricted cash and investments		**—**	51	53
Acquisition of Eva Copper	12	**(2 996)**	—	—
ARM BBEE Trust loan repayment		**46**	—	65
Proceeds from disposal of property, plant and equipment		**39**	9	24
Additions to property, plant and equipment	13	**(3 646)**	(3 170)	(6 214)
Cash utilised by investing activities		**(6 679)**	(3 120)	(6 200)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings raised	10	**3 619**	(196)	3 057
Borrowings repaid	10	**(28)**	—	(3 601)
Lease payments		**(121)**	(73)	(177)
Dividends paid		**(145)**	(173)	(430)
Cash generated/(utilised) by financing activities		**3 325**	(442)	(1 151)
Foreign currency translation adjustments		**36**	2	56
Net increase/(decrease) in cash and cash equivalents		**(253)**	121	(371)
Cash and cash equivalents – beginning of period		**2 448**	2 819	2 819
Cash and cash equivalents – end of period		**2 195**	2 940	2 448

The accompanying notes are an integral part of these condensed consolidated financial statements.

15 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

1. ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements for the interim reporting period ended 31 December 2022 have been prepared in accordance with International Accounting Standard (IAS) 34 *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the Companies Act no. 71 of 2008 of South Africa. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2022. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position.

The condensed consolidated financial statements have been prepared to the nearest million and rounding may cause differences.

During the six months ended 31 December 2022, the Tshepong Operations were reported on as two separate reportable segments, namely Tshepong North and Tshepong South, following the restructuring of the Tshepong Operations in the 2022 financial year. In accordance with the requirements of IFRS, the prior year comparative information has been re-presented in the segment report.

The condensed consolidated financial statements have been prepared on a going concern basis.

2. IMPACT OF CHANGES IN GLOBAL OPERATING AND ECONOMIC ENVIRONMENT

Covid-19

During the six months ended 31 December 2022, a significant increase in infections in China was experienced, with the subsequent discovery of new sub-variants of the Omicron strain. Although China has lifted the majority of its zero-covid policies, the impact continues to be felt, especially in supply chains around the world. Harmony is actively monitoring and managing the supply of critical items to ensure that production is not affected.

In South Africa, although no new lockdown measures were reintroduced after the lifting of the national state of disaster in April 2022, the virus is still prevalent in normal day-to-day living. In Papua New Guinea, where the Hidden Valley operation is located, increases in positive cases have been experienced during the six months ended 31 December 2022, but no significant operational interruptions were experienced. Harmony is still in a position to manage Covid-19 as part of normal day-to-day activities and as a result management does not expect any further disruptions.

Cost and inflationary pressures

During the six months ended 31 December 2022, Harmony continued to experience heightened input costs driven by inflationary pressures. The effect has been especially pronounced on certain key items such as oil (directly affecting diesel supply and cost), electricity and certain chemical reagents used by treatment plans. Refer to note 4. The recent announcement by the energy regulator in South Africa, NERSA, of a 18% tariff hike in electricity will be incorporated into the 2023/2024 budgeting and forecasting process. This brings further impetus to Harmony's renewable energy programme.

3. REVENUE

Figures in million	Six months ended 31 December 2022 (Reviewed)	Six months ended 31 December 2021 (Reviewed)	Year ended 30 June 2022 (Audited)
Revenue from contracts with customers	**22 761**	21 537	41 677
Gold[1]	**22 252**	21 097	40 774
Silver[2]	**428**	347	663
Uranium[2]	**81**	93	240
Consideration from streaming contract[3]	**189**	271	471
Hedging gain/(loss)[4]	**309**	143	497
Total revenue[5]	**23 259**	21 951	42 645

[1] *Gold revenue has increased mainly due to the average spot gold price received which increased by 11.1% to R950 190/kg from R855 030/kg in December 2021. The increase was marginally offset by a decrease in gold sold from 24 674kg to 23 418kg, mainly due to the closure of Bambanani in June 2022.*

[2] *Silver is derived from the Hidden Valley mine in Papua New Guinea. Uranium is derived from the Moab Khotsong operation.*

[3] *Relates to the recognition of non-cash consideration recognised as part of revenue for the streaming arrangement. Refer to note 11 for further information.*

[4] *Relates to the realised effective portion of the hedge-accounted gold derivatives. Refer to note 8 for further information.*

[5] *A geographical analysis of revenue is provided in the segment report.*

16 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

3. REVENUE continued

The points of transfer of control are as follows:

• Gold: South Africa (excluding streaming contract)	Gold is delivered and certificate of sale is issued.
• Gold and silver: Hidden Valley	Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
• Uranium	Confirmation of transfer is issued.
• Streaming contract	Gold is delivered and credited into the Franco-Nevada designated gold account.

4. COST OF SALES

Figures in million	Six months ended 31 December 2022 (Reviewed)	31 December 2021 (Reviewed)	Year ended 30 June 2022 (Audited)
Production costs – excluding royalty[1]	**17 653**	16 724	32 739
Royalty expense	**191**	183	360
Amortisation and depreciation	**1 749**	1 810	3 683
Rehabilitation expenditure	**72**	20	136
Care and maintenance cost of restructured shafts	**93**	179	273
Employment termination and restructuring costs[2]	**478**	130	218
Share-based payments	**27**	59	143
Impairment[3]	**—**	144	4 433
Other	**(17)**	3	(58)
Total cost of sales	**20 246**	19 252	41 927

[1] *Production costs increased during the December 2022 period mainly due to above inflation increases in the cost of chemicals and diesel. Also contributing to the increase are annual and inflationary increases related to labour costs, consumables and services. The increase in production costs was offset by the closure of Bambanani on 30 June 2022.*

[2] *The increase is attributable to the voluntary severance packages that were taken up following the closure of Bambanani and the restructuring of the Tshepong Operations. The bulk of the employees from these operations have been accommodated at other operations within the group.*

[3] *The impairment assessment performed at 31 December 2022 did not result in any impairments or reversal at the operations that were tested. Refer to note 7.*

5. TAXATION

Current taxation

The current taxation expense is higher for the six months ended 31 December 2022 mainly due to the non-mining tax related to the gains on foreign exchange derivative contracts and translation compared to the losses realised in the comparative period. The aforementioned changes were offset by the reduction in mining tax for Moab Khotsong, which was protected by the mining tax tunnel due to increased capital expenditure reducing taxable profit to below the 5% threshold.

Due to the changes announced in the 2022 budget speech, the corporate tax rate applied to non-mining taxable income has been amended to 27% (2022: 28%) with the mining tax rate moving from 34% in 2022 to 33% for the current year. Further, the annual limitation of assessed loss utilisation to 80% of taxable income came into effect.

Deferred taxation

Deferred tax expense and liabilities

The deferred tax expense for December 2022 is attributable to increased net taxable temporary differences primarily from the utilisation of the assessed losses and unredeemed capital expenditure in certain companies. Increases were also seen in the taxable temporary differences relating to property, plant and equipment of certain operating companies.

The deferred tax expense for the December 2021 period was offset by credits relating to the creation of assessed losses and unredeemed capital expenditure in certain companies.

As part of the Eva Copper transaction a R636 million deferred tax liability was recognised at 16 December 2022. Refer to note 12 for details of the transaction.

Deferred tax asset

As at 30 June 2022 a deferred tax asset continued to be recognised for both Harmony Company and Chemwes. Subsequently, the net deferred tax asset balance has decreased marginally in Harmony Company to R174 million (31 December 2021: R251 million, June 2022: R179 million), while Chemwes's net deferred tax asset has decreased to R4 million (December 2021: R55 million, June 2022: R24 million).

A deferred tax asset continues to be recognised for both companies as it is probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.

17 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

6. EARNINGS PER ORDINARY SHARE

	Six months ended		Year ended
	31 December 2022 (Reviewed)	31 December 2021 (Reviewed)	30 June 2022 (Audited)
Weighted average number of shares (million)	**617**	610	612
Weighted average number of diluted shares (million)	**620**	617	615
Total earnings per share (cents):			
Basic earnings/(loss)	**298**	227	(172)
Diluted earnings/(loss)	**297**	225	(172)
Headline earnings	**293**	248	499
Diluted headline earnings	**291**	245	497

Reconciliation of headline earnings:

	Six months ended		Year ended
Figures in million	31 December 2022 (Reviewed)	31 December 2021 (Reviewed)	30 June 2022 (Audited)
Net profit for the period attributable to owners of the parent	**1 839**	1 387	(1 052)
Adjusted for:			
Impairment of assets	**—**	144	4 433
Taxation effect on impairment of assets	**—**	(14)	(312)
Profit on sale of property, plant and equipment	**(39)**	(9)	(24)
Taxation effect on profit on sale of property, plant and equipment	**4**	1	4
Loss on scrapping of property, plant and equipment	**—**	—	7
Taxation effect on loss on scrapping of property, plant and equipment	**—**	—	(1)
Headline earnings	**1 804**	1 509	3 055

7. PROPERTY, PLANT AND EQUIPMENT

Additions to property, plant and equipment

Refer to note 12 and 13 for property, plant and equipment acquired and capital expenditure, respectively, during the six months ended 31 December 2022.

Stripping activities and foreign exchange impact

Costs capitalised related to stripping activities for the period ended 31 December 2022 amounts to R869 million with Hidden Valley accounting for R749 million of these costs. The foreign exchange translation movement on property, plant and equipment was an increase of R346 million for the six-month period.

Impairment of property, plant and equipment

At 31 December 2022, management performed an assessment for potential indicators of impairment of assets as well as potential indications for reversal of previously recorded impairment losses in terms of IAS 36 *Impairment of Assets*. Specific circumstances surrounding each of the individual cash generating units (CGUs) were considered in this assessment in order to identify significant changes in the six months since the last impairment assessment was performed.

The Target, Kalgold and Kusasalethu CGUs experienced operational issues during the six months ended 31 December 2022. These operational issues were considered to be indications of potential impairment and therefore an impairment assessment was performed for these CGUs.

18 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

7. PROPERTY, PLANT AND EQUIPMENT continued

Critical estimates and judgements

The recoverable amount of mining assets is determined utilising real discounted future cash flows. The real post-tax discount rate used for CGUs tested for impairment ranged between 12.2% and 13% (June 2022: 12.3% and 13.1%) as at 31 December 2022. The gold prices applied to the life-of-mine plans of the CGUs tested for impairment are as follows:

	Six months ended		Year ended
	31 December 2022 (Reviewed)	31 December 2021 (Reviewed)	30 June 2022 (Audited)
Rand gold price (R/kg)			
Year 1	**956 000**	880 000	931 000
Year 2	**914 000**	n/a	860 000
Year 3	**855 000**	n/a	816 000
Long term (Year 4 onwards)	**825 000**	n/a	763 000

The recoverable amounts of the CGUs were determined on a fair value less cost to sell basis. This is a fair value measurement classified as level 3.

All key assumptions disclosed remained the same as at 30 June 2022 with the exception of gold prices and discount rates.

Results of impairment and reversal assessment

The impairment assessment performed at 31 December 2022 did not result in any impairments being recognised. The impairment of R144 million recognised for the six months ended 31 December 2021 related to Bambanani. The discount rate at that time was 12.59% and the short-term Rand gold price was R880 000/kg.

Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price environment had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Management therefore resolved it to be appropriate for no reversal of previously recognised impairment losses to be recorded for the six months ended 31 December 2022.

One of the most significant assumptions that influence the life-of-mine plans and therefore impairment assessments is the expected commodity prices. Management determined that a reasonably possible change of 7.9% in gold prices, based on the standard deviation of market analysts' forecasted long-term gold price assumptions, would not have resulted in any impairments being recognised on the CGUs that were assessed at 31 December 2022.

19 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

8. DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Rand gold hedging contracts	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Total
As at 31 December 2022 (Reviewed)					
Derivative financial assets	**124**	**15**	**13**	**364**	**516**
Non-current	**13**	**6**	**1**	**164**	**184**
Current	**111**	**9**	**12**	**200**	**332**
Derivative financial liabilities	**—**	**(13)**	**—**	**—**	**(13)**
Non-current	**—**	**—**	**—**	**—**	**—**
Current	**—**	**(13)**	**—**	**—**	**(13)**
Net derivative financial instruments	**124**	**2**	**13**	**364**	**503**
Unrealised gains included in other reserves, net of tax	**116**	**8**	**—**	**—**	**124**
Movements for the period ended 31 December 2022					
Realised gains included in revenue	**256**	**53**	**—**	**—**	**309**
Unrealised losses on gold contracts recognised in other comprehensive income	**(113)**	**(19)**	**—**	**—**	**(132)**
Gains/(losses) on derivatives	**—**	**—**	**(26)**	**359**	**333**
Day one loss amortisation	**(18)**	**(2)**	**—**	**—**	**(20)**
Total gains/(losses) on derivatives	**(18)**	**(2)**	**(26)**	**359**	**313**
Hedge effectiveness					
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	**(113)**	**(19)**	**—**	**—**	**(132)**
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	**113**	**19**	**—**	**—**	**132**
As at 31 December 2021 (Reviewed)					
Derivative financial assets	475	27	38	96	636
Non-current	4	5	11	—	20
Current	471	22	27	96	616
Derivative financial liabilities	(27)	(33)	(20)	—	(80)
Non-current	—	(4)	—	—	(4)
Current	(27)	(29)	(20)	—	(76)
Net derivative financial instruments	448	(6)	18	96	556
Unrealised gains included in other reserves, net of tax	329	3	—	—	332
Movements for the period ended 31 December 2021					
Realised gains/(losses) included in revenue	213	(70)	—	—	143
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(806)	49	—	—	(757)
Gains/(losses) on derivatives	—	—	71	(80)	(9)
Day one loss amortisation	(23)	(3)	—	—	(26)
Total gains/(losses) on derivatives	(23)	(3)	71	(80)	(35)
Hedge effectiveness					
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(806)	49	—	—	(757)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	806	(49)	—	—	757

20 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

8. DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

Figures in million	Rand gold hedging contracts	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Total
As at 30 June 2022 (Audited)					
Derivative financial assets	523	44	77	12	656
Non-current	113	18	6	—	137
Current	410	26	71	12	519
Derivative financial liabilities	—	(11)	—	—	(11)
Non-current	—	(3)	—	—	(3)
Current	—	(8)	—	—	(8)
Net derivative financial instruments	523	33	77	12	645
Unrealised gains included in other reserves, net of tax	441	39	—	—	480
Movements for the year ended 30 June 2022					
Realised gains/(losses) included in revenue	602	(105)	—	—	497
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(292)	50	—	—	(242)
Gains/(losses) on derivatives	—	—	114	(16)	98
Day one loss amortisation	(39)	(6)	—	—	(45)
Total gains/(losses) on derivatives	(39)	(6)	114	(16)	53
Hedge effectiveness					
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(292)	50	—	—	(242)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	292	(50)	—	—	242

Reconciliation of the hedge reserve:

	Six months ended		Year ended
Figures in million	**31 December 2022 (Reviewed)**	**31 December 2021 (Reviewed)**	**30 June 2022 (Audited)**
Opening balance	**480**	1 051	1 051
Remeasurement of gold hedging contracts	**(356)**	(719)	(571)
Unrealised loss on gold hedging contracts	**(132)**	(757)	(242)
Released to revenue on maturity of the gold hedging contracts	**(309)**	(143)	(497)
Foreign exchange translation	**2**	1	(2)
Deferred taxation thereon	**83**	180	170
Closing balance	**124**	332	480

21 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

8. DERIVATIVE FINANCIAL INSTRUMENTS continued

The following table shows the open position at the reporting date:

	FY2023		FY2024				FY2025		
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Total
R/gold									
000 oz – cash flow hedge	72	72	46	32	16	—	—	—	238
Average R'000/kg	1 019	1 039	1 062	1 082	1 107	—	—	—	1 048
US$/gold									
000 oz – cash flow hedge	9	9	9	8	4	—	—	—	39
Average US$/oz	1 826	1 836	1 860	1 926	2 009	—	—	—	1 876
Total gold									
000 oz	81	81	55	40	20	—	—	—	277
Foreign exchange contracts									
Zero cost collars									
US$m	60	60	60	60	60	60	54	2	416
Average Floor R/US$	17.11	17.14	17.32	17.49	17.64	17.83	18.05	18.05	17.51
Average Cap R/US$	19.03	19.07	19.26	19.47	19.64	19.83	20.05	20.05	19.47
Forward contracts									
US$m	24	24	24	24	24	24	6	—	150
Average Forward rate – R/US$	18.24	18.14	18.31	18.45	18.62	18.80	19.32	—	18.46
US$/silver									
000 oz	210	125	60	60	50	30	30	30	595
Average Floor – U$/oz	25.62	25.07	24.13	24.39	24.44	23.86	24.12	24.37	24.90
Average Cap – US$/oz	28.81	28.15	27.13	27.39	27.44	26.86	27.12	27.37	27.99

Refer to note 14 for details on the fair value measurements.

9. TRADE AND OTHER RECEIVABLES

The balance at 31 December 2022 increased by R650 million. This was mainly as a result of the VAT receivable increasing by R461 million and a R171 million increase in the gold debtor, both attributable to the timing of receipts. A further increase of R136 million relates to the prepayments balance, primarily due to the annual insurance payment in October 2022.

10. BORROWINGS

Summary of facilities' terms

Figures in million	US$ term loan US dollar	US$ RCF US dollar	Rand RCF SA Rand	Green loan[1] SA Rand	Westpac fleet loan US dollar
Borrowings summary at 31 December 2022					
Original facility	100	300	2 500	1 500	N/A
Drawn down/loan balance	100	270	700	—	—
Undrawn committed borrowing facilities	N/A	30	1 800	1 500	N/A
Maturity	May 2025[2]	May 2025[2]	November 2025[2]	November 2028	July 2022
Repayment	On maturity	On maturity	On maturity	Bi-annual[3]	Quarterly
Interest rate	SOFR[4] + 2.85%	SOFR[4] + 2.70%	JIBAR + 2.40%	JIBAR + 2.65%	LIBOR + 3.20%

[1] *This facility can only be drawn down for qualifying projects after November 2022.*

[2] *Does not take into account the two extension options of 12 months each.*

[3] *Ten equal bi-annual instalments starting from June 2024 with the final instalment on maturity.*

[4] *Secured Overnight Financing Rate. The SOFR is a secured interbank overnight interest rate that has been established as an alternative to LIBOR.*

22 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

10. BORROWINGS continued

Interest bearing borrowings

Figures in million	31 December 2022 (Reviewed)	At 30 June 2022 (Audited)	31 December 2021 (Reviewed)
Non-current borrowings			
R2.5 billion facility – sustainability linked	**679**	—	—
US$400 million facility – sustainability linked	**6 226**	3 180	—
US$400 million facility	**—**	—	3 178
Total non-current borrowings	**6 905**	3 180	3 178
Current borrowings			
Westpac fleet loan	**—**	25	74
R2 billion facility	**—**	—	300
Total current borrowings	**—**	25	374

The following repayments/draw downs were made during the December 2022 period:

- Westpac fleet loan: R28 million repayment
- R2.5 billion facility – sustainability linked : R700 million draw down
- US$400 million facility – sustainability linked : R2 919 billion draw down used for the purposes of the acquisition of Eva Copper. Refer to note 12.

The new debt covenant tests for both the Rand and the US$ facilities are as follows:

- The group's interest cover ratio shall be more than five times (EBITDA[1]/Total Interest paid)
- Leverage[2] shall not be more than 2.5 times.

[1] *Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement also excludes unusual items such as impairment and restructuring cost.*

[2] *Leverage is defined as total net debt to EBITDA.*

Loan covenants tests were performed for the loans for the period ended 31 December 2022 and no breaches were noted. For the December 2022 period, the group's interest cover ratio was 26.3 times (December 2021: 46.5 times) (June 2022: 43.4 times), while the group's leverage was 0.6 (December: 2021: 0.1) (June 2022: 0.1). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels, as well as the net debt position.

Figures in million	Six months ended 31 December 2022 (Reviewed)	31 December 2021 (Reviewed)	Year ended 30 June 2022 (Audited)
Translation loss on US$ facilities[1]	**(119)**	(355)	(409)
Rand/US$ exchange rate:			
Closing/spot	**17.00**	15.99	16.27
Average	**17.32**	15.03	15.21

[1] *The remainder of foreign exchange gain or loss included in profit or loss mainly relates to the translation of cash from a foreign currency to the functional currencies of the operating entities.*

11. STREAMING ARRANGEMENTS

Streaming arrangement with Franco-Nevada Barbados

Reconciliation of the ounces owed to Franco-Nevada Barbados:

Figures in ounces (oz)	31 December 2022 (Reviewed)	At 30 June 2022 (Audited)	31 December 2021 (Reviewed)
Balance at beginning of the period	**61 157**	84 429	84 429
Delivered	**(11 275)**	(23 272)	(12 706)
Balance at end of the period	**49 882**	61 157	71 723

23 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

11. STREAMING ARRANGEMENTS continued

Streaming arrangement with Franco-Nevada Barbados continued

The contract price receivable in US$/oz for each ounce of gold delivered during the period was as follows:

- 1 July 2022 – 16 December 2022: US$442/oz
- 17 December 2022 – 31 December 2022: US$446/oz.

Reconciliation of the streaming contract liability:

Figures in million	At 31 December 2022 (Reviewed)	30 June 2022 (Audited)	31 December 2021 (Reviewed)
Balance at the beginning of the period	**687**	1 091	1 091
Finance costs related to significant financing component	**23**	67	37
Non-cash consideration for delivery of gold ounces (included in Revenue)	**(189)**	(471)	(271)
Balance at the end of the period	**521**	687	857
– Current	**297**	309	342
– Non-current	**224**	378	515

12. ACQUISITIONS AND BUSINESS COMBINATIONS

ACQUISITION OF EVA COPPER

On 6 October 2022, Harmony announced that it had entered into an agreement to acquire the entity which owns 100% of the Eva Copper project and a package of regional exploration tenements from Copper Mountain Mining Corporation (collectively Eva Copper). The acquisition is in line with the group's strategic objective of transitioning into a low-cost gold and copper mining company. Diversifying into copper enables Harmony to participate in the global transition to a low-carbon economy.

The last condition precedent for the acquisition was fulfilled during December 2022, resulting in an acquisition date of 16 December 2022. Based on management's assessment, the transaction met the definition of a business combination as defined by IFRS 3 *Business Combinations*. This is based on the feasibility study, mine development plan and organised workforce acquired constituting substantive processes which significantly contributes to the ability to generate outputs. Management also opted to not apply the optional concentration test as per IFRS 3.

The Eva Copper project was identified as a cash generating unit (CGU).

Consideration transferred

Consideration for the transaction amounted to a cash payment of R 2 996 million (US$170 million), paid during December 2022, and contingent consideration subject to the following criteria:

- A maximum of US$30 million payable via a 10% sharing of net incremental revenue above US$3.80/lb Cu (excess payment)
- A maximum US$30 million payable on a new copper resource discovered and declared within the acquired tenements, calculated using a resource multiple of US$0.03/lb Cu (new resource payment).

These criteria are applicable for the entire life of the operation until the maximum payments are reached. As at 16 December 2022, the contingent consideration was valued at R169 million by using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 12.9%. All other assumptions applied in the valuation are consistent with those used in the valuation of identified assets acquired and liabilities assumed (refer below). The fair value calculated for the contingent consideration is level 3 in the fair value hierarchy due to the use of unobservable inputs. The remeasurement of the liability will be included in other operating expenses.

The amount disclosed in the cash flow statement for cash paid for the acquisition of Eva Copper is equal to the cash consideration paid of R2 996 million.

Acquisition-related costs

The total of R214 million for acquisition-related costs for the six months ended 31 December 2022 relates to various costs directly attributable to the acquisition process. These costs include professional services fees and Australian stamp duty costs paid.

Identifiable assets acquired and liabilities assumed

The fair value exercise was prepared on a provisional basis in accordance with IFRS 3. Management is still in the process of gathering and assessing certain information and the impact thereof on the provisional fair values. No measurement period adjustments have been recognised for the six-month period ended 31 December 2022, based on the limited amount of time that has elapsed since the acquisition date.

24 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

12. ACQUISITIONS AND BUSINESS COMBINATIONS continued

Identifiable assets acquired and liabilities assumed continued

Critical accounting estimates and judgements

The provisional fair value of the identifiable net assets acquired was determined using the expected discounted cash flows based on the feasibility study of the Eva Copper project. Key assumptions for the level 3 fair value measurement of Eva Copper are the copper price, marketable discount rates, exchange rates and the feasibility study previously performed for the Eva Copper project. Mineral resource acquired which were not included in the discounted cash flows were valued using a copper resource multiple price of $0.03/lbs. The post-tax real discount rate used was 10.7%, the long-term A$/US$ exchange rate used was A$1.40/US$1 and a real long-term copper price of US$3.50/lbs was used. The valuation was performed as at 16 December 2022. The tax rates used to calculate deferred tax is based on Australian tax rates and tax laws that have been enacted at acquisition date. The deferred tax rate used as at 16 December 2022 was 30%.

Fair value determination of acquired operations

The provisional fair values as at the acquisition date are as follows:

Figures in millions	Total
Non-current assets	
Property, plant and equipment	**3 785**
Current assets	
Restricted cash and investments	**4**
Trade and other receivables	**12**
Non-current liabilities	
Deferred tax liabilities	**(636)**
Provisional fair value of net identifiable assets acquired as at 16 December 2022	**3 165**

Since the provisional fair value of net identifiable assets acquired is within a reasonable range of the fair value of the consideration transferred, no gain on bargain purchase or goodwill is recognised for the transaction.

Performance of acquired operation

Immaterial costs were incurred for Eva Copper relating to the period ended 31 December 2022 and therefore no proforma information has been disclosed.

13. ADDITIONAL CASH FLOW DISCLOSURES

The decrease in cash generated by operations was mainly due to an increase in the production costs. Refer to note 4 for further detail.

Additions to property, plant and equipment

	Six months ended		Year ended
Figures in million	31 December 2022 (Reviewed)	31 December 2021 (Reviewed)	30 June 2022 (Audited)
Capital expenditure – operations	**2 765**	2 264	5 096
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	**12**	11	22
Additions resulting from stripping activities	**869**	895	1 096
Total additions to property, plant and equipment	**3 646**	3 170	6 214

25 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

14. FINANCIAL RISK MANAGEMENT ACTIVITIES

Foreign exchange risk

Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.

Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 8 and the fair value determination section below for further detail on these contracts.

The Rand weakened during the six months ended 31 December 2022, from R16.27/U$1 on 30 June 2022 to close at R17.00/US$1 on 31 December 2022 (31 December 2021: R15.99/US$1). Although the exchange rate weakened, there was a gain on the foreign exchange derivatives and forex contracts influenced by the average locked-in prices being higher than the exchange rate at 31 December 2022. The Rand's levels impacted negatively on the translation of the US$ debt facilities at 31 December 2022. Refer to note 10 for detail.

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony enters into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 8 and the fair value determination section below for further detail on these contracts.

An increase in the price of gold in US$ terms, together with the weakening of the Rand during both December periods, had a negative impact on the contracts that matured during the period as well as those that were outstanding at the reporting dates.

Interest rate risk

As high inflation continues to be prevalent in economies worldwide, central banks have maintained their policy of increasing interest rates. Harmony is affected by higher interest rates arising from both the US Federal Reserve and the South African Reserve Bank (SARB) increasing interest rates by 275 and 225 basis points, respectively. Although higher interest rates along with increased debt levels have had an unfavourable impact on the group's finance costs for the six months ended 31 December 2022, the group has not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. The audit and risk committee reviews the group's risk exposure quarterly.

Credit risk

Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings. The credit rating of the major South African (SA) banks has remained constant at AA+ for the period ended 31 December 2022 and 31 December 2021.

The national scale investment grade rating of the banks remains high at AA+, and in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised cost for all reporting periods resulted in an immaterial amount for each instrument. The credit rating of the group's Australian counterparts remained at A+, yielding an immaterial ECL as well.

Management will continue to review the underlying strength of the South African economy as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.

Capital risk management

The consideration of R2 996 million for the acquisition of Eva Copper is the main contributor to the group's increased net debt compared to 30 June 2022. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.

Net debt is as follows:

	At		
Figures in million	**31 December 2022 (Reviewed)**	**30 June 2022 (Audited)**	**31 December 2021 (Reviewed)**
Cash and cash equivalents	**2 195**	2 448	2 940
Borrowings	**(6 905)**	(3 205)	(3 552)
Net debt	**(4 710)**	(757)	(612)

26 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

14. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1: Quoted prices (unadjusted) in active markets

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices)

Level 3: Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

Figures in million	Fair value hierarchy level	31 December 2022 (Reviewed)	At 30 June 2022 (Audited)	31 December 2021 (Reviewed)
Fair value through other comprehensive income				
Other non-current assets (a)	Level 3	**75**	75	65
Restricted cash and investments (b)	Level 1	**313**	292	292
Fair value through profit or loss				
Restricted cash and investments (b)	Level 2	**1 489**	1 162	1 508
Derivative financial assets (c)	Level 2	**516**	656	636
Derivative financial liabilities (c)	Level 2	**(13)**	(11)	(80)
Loan to ARM BBEE Trust (d)	Level 3	**119**	148	163
Contingent consideration liabilities (e)	Level 3	**(570)**	(356)	(428)

(a) The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment at reporting dates. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.

(b) The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE, and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The level 1 valued assets comprise of listed equity securities designated as fair value through other comprehensive income instruments. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.

(c) The mark-to-market remeasurement of the derivative contracts was determined as follows:

- Foreign exchange contracts comprise of zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero-coupon interest rate curve).
- Rand gold contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate.
- US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate.
- Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate.

(d) At 31 December 2022, the fair value movement was calculated using a discounted cash flow model, taking into account forecasted dividend payments over the estimated repayment period of the loan at a rate of 11.5% (31 December 2021: 8.1%) (30 June 2022: 9.3%). A 21 basis point change (31 December 2021: 74 basis point change) (30 June 2022: 99 basis point change) in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet. In the six-month period ended 31 December 2022, a repayment of R46 million was received. Refer to the cash flow statement.

(e) Contingent consideration liabilities consist of the following:

- Mponeng operation

  The consideration for the Mponeng operation and related assets included a contingent consideration determined using the expected gold production profile for Mponeng at a post-tax real rate of 10.11% (31 December 2021: 10.3%) (30 June 2022: 10.2%). Should the expected gold production profile increase by 7.6% or decrease by 7.6%, the contingent consideration liability would increase by R288 million (31 December 2021: R288 million at 7%) (30 June 2022: R251 million at 7.6%) or decrease by R218 million (31 December 2021: R208 million at 7%) (30 June 2022: R189 million at 7.6%), respectively. This represents reasonably expected changes which were determined based on the standard deviation of previous years' production of the Mponeng operation. No other reasonable expected changes in key unobservable inputs would have caused a material change in the fair value of the liability.

27 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

14. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Fair value determination continued

(e) Contingent consideration liabilities continued

- Eva Copper

  The consideration for Eva Copper includes contingent consideration valued at R169 million. Refer to note 12 for further information. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the liability.

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates.

15. COMMITMENTS AND CONTINGENCIES

Figures in million	31 December 2022 (Reviewed)	At 30 June 2022 (Audited)	31 December 2021 (Reviewed)
Capital expenditure commitments			
Contracts for capital expenditure	**2 228**	1 944	881
Authorised by the directors but not contracted for	**5 234**	6 300	6 181
Total capital commitments	**7 462**	8 244	7 062

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

There were no significant changes during the six-month period ended 31 December 2022. For detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2022.

16. RELATED PARTIES

The following directors and prescribed officers owned shares in Harmony:

		Number of shares	
Name of director/prescribed officer	31 December 2022 (Reviewed)	30 June 2022 (Audited)	31 December 2021 (Reviewed)*
PW Steenkamp (Executive director)[1,3]	**698 513**	772 589	772 589
BP Lekubo (Executive director)[1,3]	**34 992**	15 988	15 988
HE Mashego (Executive director)[1,3]	**32 975**	14 875	14 875
BB Nel (Prescribed officer)[1,3,4]	**128 626**	110 207	210 207
MP van der Walt (Prescribed officer)[1,3,4]	**123 149**	100 000	100 000
M Naidoo-Vermaak (Prescribed officer)[1,2]	**7 966**	7 966	n/a
JJ van Heerden (Prescribed officer)[1,3,4]	**54 600**	30 734	30 734

[1] *The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy.*

[2] *M Naidoo-Vermaak classified as a prescribed officer effective 21 February 2022.*

[3] *During the 2022 year it was noted that the previously disclosed balance at 31 December 2021 did not consider the minimum shareholding requirement for the December 2021 period in the executive directors and prescribed officers' personal capacity. These figures have been revised.*

[4] *During the 2022 year it was noted that the previously disclosed balance at 31 December 2021 did not consider shares traded in the prescribed officers' personal capacity. These figures have been revised.*

[5] *During February 2023 it was noted that AJ Wilkens, a former non-executive director, had erroneously not received prior clearance to trade his shares. This relates to trades done in May and September 2021 after which he no longer held shares in Harmony. The previously disclosed balances for December 2021 and June 2022 was 101 301.*

* *These figures were revised for the adjustments noted in footnotes 3 and 4 above. Shares held at 31 December 2021 were previously disclosed as: PW Steenkamp, 755 324 shares, BP Lekubo, 10 239 shares, HE Mashego, 7 348 shares, BB Nel, 220 214 shares, MP van der Walt, 79 918 shares, and JJ van Heerden, 178 446 shares.*

On 29 November 2022, Harmony announced the retirement by rotation of Mr Andre Wilkens, non-executive director, and Mr Joaquim Chissano, independent non-executive director, with effect from 29 November 2022.

28 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (RAND)

17. SEGMENT REPORT

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM) as well as the requirements of IFRS 8 *Operating Segments*.

As of 1 July 2022, Tshepong North and Tshepong South are disclosed as separate operating segments based on the requirements of IFRS 8 *Operating Segments.* Refer to note 1 for more details.

The segment report follows on page 30.

18. RECONCILIATION OF SEGMENT INFORMATION

	Six months ended		Year ended
Figures in million	**31 December 2022 (Reviewed)**	**31 December 2021 (Reviewed)**	**30 June 2022 (Audited)**
Reconciliation of production profit to gross profit/(loss)			
Revenue	**23 259**	21 951	42 645
– Per segment report	**22 750**	21 510	41 742
– Other metal sales treated as by-product credits in the segment report	**509**	441	903
Production costs	**(17 844)**	(16 907)	(33 099)
– Per segment report	**(17 335)**	(16 466)	(32 196)
– Other metal sales treated as by-product credits in the segment report	**(509)**	(441)	(903)
Production profit per segment report	**5 415**	5 044	9 546
Impairment of assets	**—**	(144)	(4 433)
Amortisation and depreciation	**(1 749)**	(1 810)	(3 683)
Other cost of sales items	**(653)**	(391)	(712)
Gross profit as per income statement[1]	**3 013**	2 699	718

[1] *The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

	At		
Figures in million	**31 December 2022 (Reviewed)**	**30 June 2022 (Audited)**	**31 December 2021 (Reviewed)**
Reconciliation of total segment assets to consolidated property, plant and equipment			
Property, plant and equipment not allocated to a segment			
Mining assets (a)	**920**	943	870
Undeveloped property (b)	**7 732**	4 004	4 015
Other non-mining assets	**555**	510	452
Assets under construction (c)	**1 915**	1 823	1 786
Total	**11 122**	7 280	7 123

(a) These balances relate to Wafi-Golpu assets and assets that provide services to several segments, such as Harmony One Plant.

(b) Undeveloped properties comprise of the Target North property, Eva Copper (refer to note 12) and Wafi-Golpu's undeveloped properties.

(c) Assets under construction consist of the Wafi-Golpu assets.

19. SUBSEQUENT EVENTS

(a) On 6 January 2023, a payment of R200 million was made on the R2.5 billion facility.

(b) On 23 February 2023, the Harmony board approved Phase 2 of the solar power project. This consists of a 100MWp self-construction project at Moab Khotsong for R1.7 billion that will be mainly funded using the R1.5 billion green loan facility, with another 37MWp project being sourced through an independent power producer.

29 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

SEGMENT REPORT (RAND/METRIC)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (REVIEWED)

	Revenue		Production cost		Production profit/(loss)		Segment assets		Capital expenditure#		Kilograms produced*		Tonnes milled*	
	31 December		31 December		31 December		31 December		31 December		31 December		31 December	
	2022	2021	**2022**	2021	**2022**	2021	**2022**	2021	**2022**	2021	**2022**	2021	**2022**	2021
	R million		R million		R million		R million		R million		kg		t'000	
South Africa														
Underground														
Moab Khotsong	**3 222**	3 023	**2 328**	2 093	**894**	930	**4 687**	4 174	**544**	378	**3 158**	3 396	**472**	489
Mponeng	**3 447**	2 961	**2 471**	2 338	**976**	623	**4 584**	4 365	**380**	300	**3 473**	3 217	**435**	429
Tshepong North[1]	**1 767**	1 795	**1 370**	1 488	**397**	307	**2 170**	4 145	**276**	499	**1 784**	2 040	**409**	526
Tshepong South[1]	**1 758**	1 449	**1 217**	1 111	**541**	338	**1 916**	2 786	**239**	231	**1 784**	1 649	**269**	309
Doornkop	**2 330**	1 646	**1 515**	1 280	**815**	366	**3 419**	3 081	**350**	212	**2 338**	1 836	**451**	447
Joel	**1 031**	638	**795**	655	**236**	(17)	**1 288**	1 188	**120**	92	**1 043**	728	**230**	223
Target 1	**667**	919	**1 002**	891	**(335)**	28	**1 607**	1 441	**204**	189	**684**	1 046	**195**	244
Kusasalethu	**1 818**	2 058	**1 750**	1 614	**68**	444	**712**	1 011	**110**	103	**1 822**	2 287	**331**	313
Masimong	**1 081**	816	**857**	756	**224**	60	**21**	20	**20**	23	**1 093**	926	**235**	252
Bambanani[2]	**18**	730	**16**	624	**2**	106	**—**	53	**—**	25	**—**	836	**—**	100
Surface														
Mine Waste Solutions	**1 297**	1 439	**913**	807	**384**	632	**1 272**	973	**328**	66	**1 411**	1 591	**12 052**	11 996
All other surface operations	**2 376**	2 478	**1 896**	1 845	**480**	633	**1 194**	951	**164**	93	**2 464**	2 803	**9 998**	10 396
Total South Africa	**20 812**	19 952	**16 130**	15 502	**4 682**	4 450	**22 870**	24 188	**2 735**	2 211	**21 054**	22 355	**25 077**	25 724
International														
Hidden Valley	**1 938**	1 558	**1 205**	964	**733**	594	**4 936**	4 449	**895**	947	**1 983**	1 871	**1 992**	1 914
Total international	**1 938**	1 558	**1 205**	964	**733**	594	**4 936**	4 449	**895**	947	**1 983**	1 871	**1 992**	1 914
Total operations	**22 750**	21 510	**17 335**	16 466	**5 415**	5 044	**27 806**	28 637	**3 630**	3 158	**23 037**	24 226	**27 069**	27 638
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 18)	**509**	441	**509**	441	**—**	—	**11 122**	7 123	**—**	—	**—**	—	**—**	—
	23 259	21 951	**17 844**	16 907	**5 415**	5 044	**38 928**	35 760	**3 630**	3 158	**23 037**	24 226	**27 069**	27 638

Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R12 million (2021: R11 million).

* *Production statistics are unaudited and not reviewed.*

[1] *The Tshepong Operations were split into Tshepong North and Tshepong South in order to optimise the profits of each operation following the halting of the sub-75 decline at Tshepong North and the resulting reduced Life of Mine. Refer to note 1 for more details.*

[2] *The Bambanani operation closed during June 2022. The transactions in the current period relate to the inventory at 30 June 2022.*

30 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

SEGMENT REPORT (RAND/METRIC) continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (REVIEWED) continued

	Revenue 30 June 2022 R million	Production cost 30 June 2022 R million	Production profit/(loss) 30 June 2022 R million	Segment assets 30 June 2022 R million	Capital expenditure# 30 June 2022 R million	Kilograms produced* 30 June 2022 kg	Tonnes milled* 30 June 2022 t'000
South Africa							
Underground							
Moab Khotsong	5 779	4 038	1 741	4 324	894	6 508	959
Mponeng	5 620	4 487	1 133	4 433	605	6 086	840
Tshepong North[1]	3 429	2 894	535	2 049	1 038	3 793	988
Tshepong South[1]	2 922	2 190	732	1 730	476	3 229	573
Doornkop	3 106	2 453	653	3 222	491	3 444	874
Joel	1 411	1 308	103	1 244	225	1 556	434
Target 1	1 648	1 812	(164)	1 517	384	1 800	455
Kusasalethu	4 139	3 086	1 053	822	210	4 567	607
Masimong	1 733	1 504	229	17	49	1 910	486
Bambanani[2]	1 286	1 163	123	—	25	1 433	176
Surface							
Mine Waste Solutions	2 642	1 588	1 054	1 027	264	2 899	23 443
All other surface operations	4 868	3 551	1 317	1 066	282	5 304	20 737
Total South Africa	38 583	30 074	8 509	21 451	4 943	42 529	50 572
International							
Hidden Valley	3 159	2 122	1 037	4 141	1 249	3 707	3 229
Total international	3 159	2 122	1 037	4 141	1 249	3 707	3 229
Total operations	41 742	32 196	9 546	25 592	6 192	46 236	53 801
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 18)	903	903	—	7 280	—	—	—
	42 645	33 099	9 546	32 872	6 192	46 236	53 801

 # Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R22 million.

** Production statistics are unaudited and not reviewed.*

[1] The Tshepong Operations were split into Tshepong North and Tshepong South in order to optimise the profits of each operation following the halting of the sub-75 decline at Tshepong North and the resulting reduced Life of Mine. Refer to note 1 for more details.

[2] The Bambanani operation closed during June 2022.

31 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Six months ended 31 December 2022	Six months ended 31 December 2021	Year ended 30 June 2022
Revenue	**1 343**	1 461	2 804
Cost of sales	**(1 169)**	(1 280)	(2 738)
Production costs	**(1 030)**	(1 125)	(2 176)
Amortisation and depreciation	**(101)**	(120)	(242)
Impairment of assets	**—**	(9)	(273)
Other items	**(38)**	(26)	(47)
Gross profit	**174**	181	66
Corporate, administration and other expenditure	**(33)**	(35)	(65)
Exploration expenditure	**(9)**	(7)	(14)
Gains/(losses) on derivatives	**18**	(2)	3
Foreign exchange translation gain/(loss)	**2**	(20)	(21)
Other operating income/(expenses)	**2**	(4)	—
Operating profit/(loss)	**154**	113	(31)
Acquisition-related costs	**(12)**	—	—
Share of profits from associates	**1**	2	4
Investment income	**18**	18	23
Finance costs	**(24)**	(22)	(47)
Profit/(loss) before taxation	**137**	111	(51)
Taxation	**(29)**	(15)	3
Current taxation	**(14)**	(11)	(20)
Deferred taxation	**(15)**	(4)	23
Net profit/(loss) for the period	**108**	96	(48)
Attributable to:			
Non-controlling interest	**1**	1	3
Owners of the parent	**107**	95	(51)
Earnings per ordinary share (cents)			
Basic earnings/(loss)	**17**	16	(8)
Diluted earnings/(loss)	**17**	15	(8)

The currency conversion average rates for the six months ended 31 December 2022: US$1 = R17.32 (31 December 2021: US$1 = R15.03) (30 June 2022 US$1 = R15.21).

Note on convenience translations

The requirements of IAS 21 *The Effects of the Changes in Foreign Exchange Rates* have not necessarily been applied in the translation of the US Dollar financial statements presented on page 32 to 37.

32 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Six months ended 31 December 2022	Six months ended 31 December 2021	Year ended 30 June 2022
Net profit/(loss) for the period	**108**	96	(48)
Other comprehensive income for the period, net of income tax	**(6)**	1	12
Items that may be reclassified subsequently to profit or loss:	**(7)**	(1)	11
Foreign exchange translation gains	**14**	47	49
Remeasurement of gold hedging contracts	**(21)**	(48)	(38)
Items that will not be reclassified to profit or loss	**1**	2	1
Total comprehensive income for the period	**102**	97	(36)
Attributable to:			
Non-controlling interest	**1**	1	2
Owners of the parent	**101**	96	(38)

The currency conversion average rates for the six months ended 31 December 2022: US$1 = R17.32 (31 December 2021: US$1 = R15.03) (30 June 2022 US$1 = R15.21).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2022	**1 937**	**(567)**	**397**	**4**	**1 771**
Share-based payments	**—**	**—**	**3**	**—**	**3**
Net profit for the period	**—**	**108**	**—**	**1**	**109**
Other comprehensive income for the period	**—**	**—**	**(6)**	**—**	**(6)**
Dividend paid	**—**	**(8)**	**—**	**—**	**(8)**
Balance – 31 December 2022	**1 937**	**(467)**	**394**	**5**	**1 869**
Balance – 1 July 2021	2 059	(512)	400	3	1 950
Share-based payments	—	—	6	—	6
Net profit for the period	—	87	—	1	88
Other comprehensive income for the period	—	—	1	—	1
Dividend paid	—	(10)	—	—	(10)
Balance – 31 December 2021	2 059	(435)	407	4	2 035

The currency conversion closing rates for the six months ended 31 December 2022: US$1 = R17.00 (31 December 2021: US$1 = R15.99).

33 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	31 December 2022	At 30 June 2022	31 December 2021
ASSETS			
Non-current assets			
Property, plant and equipment	**2 289**	2 020	2 236
Intangible assets	**2**	3	22
Restricted cash and investments	**349**	341	340
Investments in associates	**6**	8	8
Deferred tax assets	**10**	12	19
Other non-current assets	**20**	23	20
Derivative financial assets	**11**	8	1
Total non-current assets	**2 687**	2 415	2 646
Current assets			
Inventories	**161**	173	139
Restricted cash and investments	**2**	2	3
Trade and other receivables	**137**	103	118
Derivative financial assets	**20**	32	39
Cash and cash equivalents	**129**	150	184
Total current assets	**449**	460	483
Total assets	**3 136**	2 875	3 129
EQUITY AND LIABILITIES			
Share capital and reserves			
Attributable to equity holders of the parent company	**1 864**	1 847	2 031
Share capital	**1 937**	2 024	2 059
Other reserves	**394**	415	407
Accumulated loss	**(467)**	(592)	(435)
Non-controlling interest	**5**	5	4
Total equity	**1 869**	1 852	2 035
Non-current liabilities			
Deferred tax liabilities	**139**	97	131
Provision for environmental rehabilitation	**312**	308	311
Other provisions	**51**	57	54
Borrowings	**406**	195	199
Contingent consideration liability	**34**	22	27
Other non-current liabilities	**17**	16	16
Streaming contract liability	**13**	23	32
Total non-current liabilities	**972**	718	770
Current liabilities			
Other provisions	**8**	8	11
Borrowings	**—**	2	23
Trade and other payables	**269**	276	264
Derivative financial liabilities	**1**	—	5
Streaming contract liability	**17**	19	21
Total current liabilities	**295**	305	324
Total equity and liabilities	**3 136**	2 875	3 129

The balance sheet for 31 December 2022 converted at a conversion rate of US$1 = R17.00 (30 June 2022: US$1 =R16.27) (31 December 2021: US$1 = R15.99).

34 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Six months ended		Year ended
Figures in million	**31 December 2022**	**31 December 2021**	**30 June 2022**
CASH FLOW FROM OPERATING ACTIVITIES			
Cash generated by operations	**188**	252	485
Dividends received	**3**	3	5
Interest received	**3**	5	6
Interest paid	**(10)**	(6)	(21)
Income and mining taxes paid	**(7)**	(10)	(19)
Cash generated from operating activities	**177**	244	456
CASH FLOW FROM INVESTING ACTIVITIES			
Increase in restricted cash and investments	**(7)**	(1)	(8)
Amounts refunded from restricted cash and investments	**—**	3	3
Acquisition of Eva Copper	**(170)**	—	—
ARM BBEE Trust loan repayment	**3**	—	4
Proceeds from disposal of property, plant and equipment	**2**	1	2
Additions to property, plant and equipment	**(211)**	(211)	(409)
Cash utilised by investing activities	**(383)**	(208)	(408)
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowings raised	**209**	—	201
Borrowings repaid	**(2)**	(13)	(237)
Lease payments	**(7)**	(5)	(12)
Dividends paid	**(8)**	(12)	(28)
Cash generated from financing activities	**192**	(30)	(76)
Foreign currency translation adjustments	**(7)**	(20)	(20)
Net decrease in cash and cash equivalents	**(21)**	(14)	(48)
Cash and cash equivalents – beginning of period	**150**	198	198
Cash and cash equivalents – end of period	**129**	184	150

The currency conversion average rates for the six months ended 31 December 2022: US$1 = R17.32 (31 December 2021: US$1 = R15.03) (30 June 2022: US$1 = R15.21). The closing balance translated at closing rate of 31 December 2022: US$1 = R17.00 (30 June 2022: US$1 = R16.27) (31 December 2021: US$1: = R15.99).

35 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

SEGMENT REPORT (US$/IMPERIAL)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Revenue 31 December		Production cost 31 December		Production profit/(loss) 31 December		Segment assets 31 December		Capital expenditure[#] 31 December		Ounces produced 31 December		Tons milled 31 December	
	2022	2021	**2022**	2021	**2022**	2021	**2022**	2021	**2022**	2021	**2022**	2021	**2022**	2021
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa Underground														
Moab Khotsong	**186**	201	**134**	139	**52**	62	**276**	261	**32**	25	**101 532**	109 184	**521**	540
Mponeng	**199**	197	**143**	156	**56**	41	**270**	273	**22**	20	**111 659**	103 428	**480**	473
Tshepong North[1]	**102**	119	**79**	99	**23**	20	**128**	259	**16**	33	**57 357**	65 588	**451**	581
Tshepong South[1]	**102**	97	**70**	74	**32**	23	**112**	174	**14**	16	**57 357**	53 016	**296**	340
Doornkop	**135**	110	**88**	85	**47**	25	**201**	193	**20**	14	**75 168**	59 028	**497**	492
Joel	**60**	42	**46**	44	**14**	(2)	**76**	74	**7**	6	**33 533**	23 405	**254**	246
Target 1	**38**	61	**58**	59	**(20)**	2	**95**	90	**12**	13	**21 991**	33 630	**215**	269
Kusasalethu	**105**	137	**101**	107	**4**	30	**42**	63	**6**	7	**58 579**	73 529	**365**	345
Masimong	**62**	54	**49**	50	**13**	4	**1**	1	**1**	2	**35 140**	29 771	**259**	278
Bambanani[2]	**1**	49	**1**	42	**—**	7	**—**	3	**—**	2	**—**	26 878	**—**	110
Surface														
Mine Waste Solutions	**75**	96	**53**	54	**22**	42	**75**	61	**19**	4	**45 364**	51 152	**13 290**	13 228
All other surface operations	**137**	164	**109**	123	**28**	41	**71**	60	**9**	5	**79 220**	90 117	**11 024**	11 463
Total South Africa	**1 202**	1 327	**931**	1 032	**271**	295	**1 347**	1 512	**158**	147	**676 900**	718 726	**27 652**	28 365
International														
Hidden Valley	**112**	104	**70**	64	**42**	40	**290**	278	**52**	63	**63 755**	60 153	**2 196**	2 111
Total international	**112**	104	**70**	64	**42**	40	**290**	278	**52**	63	**63 755**	60 153	**2 196**	2 111
Total operations	**1 314**	1 431	**1 001**	1 096	**313**	335	**1 637**	1 790	**210**	210	**740 655**	778 879	**29 848**	30 476

[#] Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$1 million (2021: US$1 million).

[1] The Tshepong Operations were split into Tshepong North and Tshepong South in order to optimise the profits of each operation following the halting of the sub-75 decline at Tshepong North and the resulting reduced Life of Mine. Refer to note 1 for more details.

[2] The Bambanani operation closed during June 2022. The transactions in the current period relate to the inventory at 30 June 2022.

36 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

SEGMENT REPORT (US$/IMPERIAL) continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED) continued

	Revenue 30 June 2022 US$ million	Production cost 30 June 2022 US$ million	Production profit/(loss) 30 June 2022 US$ million	Segment assets 30 June 2022 US$ million	Capital expenditure# 30 June 2022 US$ million	Ounces produced* 30 June 2022 oz	Tons milled* 30 June 2022 t'000
South Africa							
Underground							
Moab Khotsong	380	265	115	266	59	209 237	1 059
Mponeng	369	295	74	272	40	195 669	926
Tshepong North[1]	226	190	36	126	68	121 949	1 090
Tshepong South[1]	192	144	48	106	32	103 814	631
Doornkop	204	161	43	198	32	110 726	963
Joel	93	86	7	76	15	50 026	478
Target 1	108	119	(11)	93	25	57 872	501
Kusasalethu	272	203	69	51	14	146 833	669
Masimong	114	99	15	1	3	61 407	536
Bambanani[2]	85	76	9	—	2	46 072	194
Surface							
Mine Waste Solutions	174	104	70	63	17	93 205	25 851
All other surface operations	320	235	85	66	19	170 525	22 866
Total South Africa	2 537	1 977	560	1 318	326	1 367 335	55 764
International							
Hidden Valley	208	140	68	254	82	119 182	3 561
Total international	208	140	68	254	82	119 182	3 561
Total operations	2 745	2 117	628	1 572	408	1 486 517	59 325

 # Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$1 million.

** Production statistics are unaudited and not reviewed.*

[1] The Tshepong Operations were split into Tshepong North and Tshepong South in order to optimise the profits of each operation following the halting of the sub-75 decline at Tshepong North and the resulting reduced Life of Mine. Refer to note 1 for more details.

[2] The Bambanani operation closed in June 2022.

37 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

DEVELOPMENT RESULTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022

METRIC

	Reef meters	Sampled meters	CHANNEL Width (cm's)	CHANNEL Value (g/t)	CHANNEL Gold (cmg/t)
Tshepong					
Basal	624	608	23.06	42.86	989
B Reef	363	346	131.71	17.31	2 280
All Reefs	**987**	**954**	**62.47**	**23.33**	**1 457**
Phakisa					
Basal	627	636	35.42	47.26	1 674
All Reefs	**627**	**636**	**35.42**	**47.26**	**1 674**
Doornkop					
South Reef	574	534	75.82	9.75	739
All Reefs	**574**	**534**	**75.82**	**9.75**	**739**
Kusasalethu					
VCR Reef	571	582	69.29	13.84	959
All Reefs	**571**	**582**	**69.29**	**13.84**	**959**
Target 1					
Elsburg/Dryerskuil	31	16	267.00	10.25	2 738
All Reefs	**31**	**16**	**267.00**	**10.25**	**2 738**
Masimong 5					
Basal	570	482	104.03	11.15	1 160
B Reef	545	522	85.10	28.79	2 450
All Reefs	**1 115**	**1 004**	**94.19**	**19.43**	**1 831**
Joel					
Beatrix	614	621	157.87	8.21	1 295
All Reefs	**614**	**621**	**157.87**	**8.21**	**1 295**
Moab Khotsong					
VRF	599	474	118.04	20.59	2 431
C Reef	21	18	22.80	201.10	4 585
All Reefs	**620**	**492**	**114.56**	**21.91**	**2 510**
Mponeng					
VCR	636	618	121.86	36.47	4 444
Carbon Leader	95	34	24.05	81.89	1 969
All Reefs	**731**	**652**	**116.76**	**36.95**	**4 315**

	Reef meters	Sampled meters	CHANNEL Width (cm's)	CHANNEL Value (g/t)	CHANNEL Gold (cmg/t)
Total Harmony					
Basal	1 821	1 726	50.23	25.66	1 289
Beatrix	614	621	157.87	8.21	1 295
B Reef	908	868	103.68	22.98	2 382
Elsburg / Dryerskuil	31	16	267.00	10.25	2 738
VRF	599	474	118.04	20.59	2 431
South Reef	574	534	75.82	9.75	739
VCR	1 207	1 200	96.36	28.58	2 754
Carbon Leader	95	34	24.05	81.89	1 969
C Reef	21	18	22.80	201.10	4 585
All Reefs	**5 870**	**5 491**	**89.66**	**20.60**	**1 847**

Rounding of numbers may result in slight computational discrepancies.

38 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

DEVELOPMENT RESULTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022

IMPERIAL

	Reef feet	Sampled feet	CHANNEL Width (inch)	Value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	2 047	1 995	9.00	1.26	11
B Reef	1 191	1 135	52.00	0.50	26
All Reefs	**3 238**	**3 130**	**25.00**	**0.67**	**17**
Phakisa					
Basal	2 057	2 087	14.00	1.37	19
All Reefs	**2 057**	**2 087**	**14.00**	**1.37**	**19**
Doornkop					
South Reef	1 885	1 752	30.00	0.28	8
All Reefs	**1 885**	**1 752**	**30.00**	**0.28**	**8**
Kusasalethu					
VCR Reef	1 873	1 909	27.00	0.41	11
All Reefs	**1 873**	**1 909**	**27.00**	**0.41**	**11**
Target 1					
Elsburg/Dryerskuil	101	52	105.00	0.30	31
All Reefs	**101**	**52**	**105.00**	**0.30**	**31**
Masimong 5					
Basal	1 871	1 581	41.00	0.32	13
B Reef	1 787	1 713	34.00	0.83	28
All Reefs	**3 658**	**3 294**	**37.00**	**0.57**	**21**
Joel					
Beatrix	2 013	2 037	62.00	0.24	15
All Reefs	**2 013**	**2 037**	**62.00**	**0.24**	**15**
Moab Khotsong					
VRF	1 966	1 555	46.00	0.61	28
C Reef	68	59	9.00	5.85	53
All Reefs	**2 034**	**1 614**	**45.00**	**0.64**	**29**
Mponeng					
VCR	2 086	2 028	48.00	1.06	51
Carbon Leader	313	112	9.00	2.51	23
All Reefs	**2 399**	**2 139**	**46.00**	**1.08**	**50**

	Reef feet	Sampled feet	CHANNEL Width (inch)	Value (oz/t)	Gold (in.oz/t)
Total Harmony					
Basal	5 975	5 663	20.00	0.74	15
Beatrix	2 013	2 037	62.00	0.24	15
B Reef	2 978	2 848	41.00	0.67	27
Elsburg / Dryerskuil	101	52	105.00	0.30	31
VRF	1 966	1 555	46.00	0.61	28
South Reef	1 885	1 752	30.00	0.28	8
VCR	3 959	3 937	38.00	0.83	32
Carbon Leader	313	112	9.00	2.51	23
C Reef	68	59	9.00	5.85	53
All Reefs	**19 258**	**18 015**	**35.00**	**0.61**	**21**

Rounding of numbers may result in slight computational discrepancies.

39 **Harmony Gold Mining Company Limited** | Interim results for the six-month period ended **31 December 2022**

40 Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2022 Harmony Gold Mining Company Limited’s statement of Mineral Resources and Mineral Reserves as at 30 June 2022 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. No material change to the Mineral Resources and Mineral Reserves has taken place since the disclosure made as at 30 June 2022. In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of Mineral Resources and Mineral Reserves at their operations. In Australasia, competent persons are appointed for the Mineral Resources and Mineral Reserves for specific projects and operations. The Mineral Resources and Mineral Reserves in this report are based on information compiled by the following competent persons: Mineral Resources and Mineral Reserves of South Africa: Jaco Boshoff, BSc (Hons), MSc, MBA, Pr.Sci.Nat, MSAIMM, MGSSA, who has 27 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP), a member of the South African Institute of Mining and Metallurgy (SAIMM) and a member of the Geological Society of South Africa (GSSA). Mr Boshoff is Harmony's Lead Competent Person. Jaco Boshoff Physical address: Postal address: Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa PO Box 2 Randfontein 1760 South Africa Mineral Resources and Mineral Reserves of Australasia: Gregory Job, BSc, MSc, who has 33 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM). Greg Job Physical address: Postal address: Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia PO Box 1562 Milton, Queensland 4064 Australia Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. COMPETENT PERSON'S DECLARATION HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), HE Mashego (executive director) B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa Telephone: +27 86 154 6572 E-mail: info@jseinvestorservices.co.za Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS DEPOSITARY Deutsche Bank Trust Company Americas c/o American Stock Transfer and Trust Company Operations Centre, 6201 15th Avenue, Brooklyn, NY 11219, United States E-mail queries: db@astfinancial.com Toll free (within the US): +1 886 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR JP Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2022, are available on our website (www.harmony.co.za/invest).

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: March 1, 2023 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director